   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 19, 1996


                                                      REGISTRATION NO. 333-12267
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                AMENDMENT NO. 3

                                       to
                                    FORM S-1
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                      ------------------------------------
                             LINENS 'N THINGS, INC.

             (Exact name of Registrant as specified in its charter)

           DELAWARE                             5700                            22-3463939
   (State of Incorporation)         (Primary Standard Industrial             (I.R.S. Employer
                                     Classification Code Number)            Identification No.)

                                6 BRIGHTON ROAD
                               CLIFTON, NJ 07015
                                 (201) 778-1300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                      ------------------------------------

                                 NORMAN AXELROD
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                                6 BRIGHTON ROAD
                               CLIFTON, NJ 07015
                                 (201) 778-1300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                      ------------------------------------

                                   COPIES TO:

   SARAH JONES BESHAR, ESQ.                                                ROGER H. KIMMEL, ESQ.
     DAVIS POLK & WARDWELL                                                   LATHAM & WATKINS
     450 LEXINGTON AVENUE                                                    885 THIRD AVENUE
      NEW YORK, NY 10017                                                    NEW YORK, NY 10022
        (212) 450-4000                                                        (212) 906-1200

                      ------------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                      ------------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 19, 1996


                               13,000,000 Shares

                                      LOGO

                                  Common Stock
                           (par value $.01 per share)
                               ------------------

All of the shares of Common Stock (the "Common Stock") of Linens 'n Things, Inc. ("Linens 'n Things" or the "Company") offered hereby (the "Offering") are being sold by the Selling Shareholder named herein under "Principal and Selling Shareholder." The Company will not receive any proceeds from the sale of shares by the Selling Shareholder. Prior to the Offering, there has been no public market for the Common Stock. It is anticipated that the initial public offering price will be between $15.00 and $17.00 per share. For information relating to factors considered in determining the initial public
                      offering price, see "Underwriting."

The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "LIN", subject to official notice of issuance.
                               ------------------

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
   AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 8
                                    HEREIN.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
       HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
              EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                               Underwriting    Proceeds to
                                                 Price to     Discounts and      Selling
                                                  Public       Commissions    Shareholder(1)
                                             ------------------------------------------------
 Per Share...................................        $              $               $
 Total(2)....................................        $       $               $

(1) Before deduction of expenses payable by the Selling Shareholder estimated at $1,040,000.
(2) The Selling Shareholder has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 1,950,000 additional shares to cover over-allotments of shares. If the
    option is exercised in full, the total Price to Public will be $          ,
    Underwriting Discounts and Commissions will be $          and Proceeds to
    Selling Shareholder will be $          .
                               ------------------

     The shares will be offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares will be ready
for delivery on or about           , 1996, against payment in immediately
available funds.
CS First Boston  Donaldson, Lufkin & Jenrette
                                                      Securities
                                         Corporation
                The date of this Prospectus is           , 1996.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7, AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes the Underwriters' over-allotment option is not exercised. All pro forma information in this Prospectus gives effect to:
(i) the Reorganization (as defined in "Capitalization") and (ii) the Offering. For information relating to factors considered in determining the initial offering price of the Common Stock offered hereby, see "Underwriting."

                                  THE COMPANY

     Linens 'n Things, Inc. (with its subsidiaries and its predecessors, "Linens 'n Things" or the "Company") is one of the leading, national large format retailers of home textiles, housewares and home accessories operating in 33 states. According to Home Textiles Today, Linens 'n Things was the largest specialty retailer (as measured by sales) in the home linens category in 1995. As of September 28, 1996, the Company operated 117 superstores averaging approximately 32,000 gross square feet in size and 39 smaller traditional stores averaging approximately 10,000 gross square feet in size. The Company's newest superstores range between 35,000 and 40,000 gross square feet in size and are located in strip malls or power center locations. The Company's business strategy is to offer a broad assortment of high quality, brand name merchandise at everyday low prices, provide efficient customer service and maintain low operating costs.

     Linens 'n Things' extensive selection of over 25,000 stock keeping units ("SKUs") in its superstores is driven by the Company's commitment to offering a broad and deep assortment of high quality, brand name "linens" (e.g., bedding, towels and pillows) and "things" (e.g., housewares and home accessories). Brand names sold by the Company include Wamsutta, Cannon, Laura Ashley, Martex, Waverly, Royal Velvet, Braun, Krups, Calphalon and Henckel. The Company also sells an increasing amount of merchandise under its own private label (approximately 10% of sales) which is designed to supplement the Company's offering of brand name products by offering high quality merchandise at value prices. The Company's merchandise offering is coupled with a "won't be undersold" everyday low pricing strategy with price points substantially below regular department store prices and comparable with or below department store sale prices.

     From its founding in 1975 through the late 1980s, the Company operated a chain of traditional stores ranging between 7,500 and 10,000 gross square feet in size. Beginning in 1990, the Company introduced its superstore format which has evolved from 20,000 gross square feet in size to its current size of 35,000 to 40,000 gross square feet, offering a broad merchandise assortment in a more visually appealing, customer friendly format. The Company's introduction of superstores has resulted in the closing or relocation of 102 of the Company's traditional stores through September 28, 1996. As a result of superstore openings and traditional store closings, the Company's gross square footage more than tripled from 1.2 million to 4.1 million between January 1991 and September 28, 1996, although its store base only increased 11%, from 141 to 156 during this period. Over this same period, the Company's net sales increased from $202.1 million for the year ended December 31, 1990 to $643.7 million for the twelve months ended September 28, 1996. In addition, as part of its strategic initiative to capitalize on customer demand for one-stop shopping destinations, the Company has balanced its merchandise mix from being driven primarily by the "linens" side of its business to a fuller assortment of "linens" and "things." The Company estimates that the "things" side of its business has increased from less than 10% of net sales in 1991 to 35% in 1996.

     Key components of the Company's strategy to increase sales and profitability are: (i) new superstore expansion and (ii) increasing productivity of the existing store base. Principal elements of the Company's growth strategy are highlighted as follows:

     NEW SUPERSTORE EXPANSION. The Company's expansion strategy is to increase market share in existing markets and to penetrate new markets in which the Company believes it can become a leading operator of home furnishings superstores. Management believes that these new markets will be primarily located in the western region of the United States in trading areas of 200,000 persons within a ten-mile radius and with demographic characteristics that match the Company's target profile. The Company believes that it is well-positioned to take advantage of the continued market share gain by the superstore chains in the home furnishings sector. The Company believes there is an opportunity to more than triple the number of its current prototype superstores across the country, providing the Company with significant growth opportunities to profitably enter new markets, as well as backfill in existing markets. In 1996, the Company plans to open 36 superstores, of which 18 have been opened as of September 28, 1996, and close 18 stores (primarily traditional stores), of which 17 stores have been closed as of such date. In 1997, the Company plans to open 20 to 25 superstores and close approximately 10 to 12 stores (primarily traditional stores).

     INCREASE PRODUCTIVITY OF EXISTING STORE BASE. The Company is committed to increasing its sales per square foot, inventory turnover ratio and return on invested capital. The Company believes the following initiatives will allow it to achieve this goal:

     Enhance Merchandise Mix and Presentation. The Company continues to explore opportunities to increase sales of "things" merchandise while maintaining the strength of its "linens" side of the business. The Company's long-term goal is to increase the sales of "things" merchandise to approximately 50% of net sales as part of its strategic initiative to capitalize on customer demand for one-stop shopping destinations. The Company expects this shift to positively impact net sales per square foot and inventory turnover since "things" merchandise tends to be more impulse driven merchandise as compared to the "linens" portion of the business and therefore increases the average sale per customer. In addition, sales of "things" merchandise typically result in higher margins than "linens" products. The Company intends to continue improving its merchandising presentation and techniques, space planning and store layout to further improve the productivity of its existing and future superstore locations.

     Increase Operating Efficiencies. As part of its strategy to increase operating efficiencies, the Company has invested significant capital in building a centralized infrastructure, including a distribution center and a management information system, which it believes will allow it to maintain low operating costs as it pursues its superstore expansion strategy. In July 1995, the Company began full operations of its 275,000 square foot distribution center in Greensboro, North Carolina. Management estimates that by the end of 1996 approximately 80% of merchandise will be received at the Company's distribution center, as compared to approximately 20% received at the distribution center in 1995. Management believes that the increased utilization of the distribution center will result in lower average freight costs, more efficient scheduling of inventory shipments to the stores, improved inventory turnover, better in-stock positions and improved information flow. In addition, the Company believes that the transfer of inventory receiving responsibilities from the stores to the distribution center allows the store sales associates to redirect their focus to the sales floor, thereby increasing the level of customer service. The Company's ability to effectively manage its inventory is also enhanced by a centralized merchandising management team and its MIS system which allows the Company to more accurately monitor and better balance inventory levels and improve in-stock positions in its stores.

     Continue Conversion of Store Base to Superstore Format. As of September 28, 1996, the Company operated 117 superstores, representing 75% of its total stores, and 39 traditional stores. The Company plans to close or relocate approximately 12 of the 39 traditional stores by the end of 1997. Although the remaining traditional stores are currently profitable, the Company's long-term plans include closing most of the remaining traditional stores as opportunities arise.


     The Company was founded in 1975 and was acquired in 1983 by CVS Corporation (formerly known as Melville Corporation) (CVS Corporation together with its subsidiaries, "CVS"). The Company's corporate offices are located at 6 Brighton Road, Clifton, New Jersey 07015, and its telephone number is (201) 778-1300.

                                  THE OFFERING

Common Stock offered by the
  Selling Shareholder......  13,000,000 shares

Common Stock to be
outstanding after the
  Offering(1)..............  19,267,758 shares

Dividend policy............  After the completion of the Offering, the Company intends to retain all earnings for the foreseeable future for use in the operation and expansion of its business and, accordingly, the Company currently has no plans to pay cash dividends on the Common Stock. See "Dividend Policy."

New York Stock Exchange
  symbol...................  "LIN"
---------------

(1) Excludes approximately 192,678 shares of deferred stock grants and 963,388 shares issuable upon the exercise of stock options to be granted prior to completion of the Offering. See "Underwriting" and "Management--1996 Incentive Compensation Plan" and "Management--1996 Non-Employee Director Stock Plan."

                      SUMMARY FINANCIAL AND OPERATING DATA

                                                                                               THIRTY-NINE WEEKS ENDED(1)
                                                 YEAR ENDED DECEMBER 31,                     ------------------------------
                                 --------------------------------------------------------    SEPTEMBER 30,    SEPTEMBER 28,
                                   1991        1992        1993        1994        1995          1995             1996
                                 --------    --------    --------    --------    --------    -------------    -------------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA AND SELECTED OPERATING DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
  Net sales..................... $221,360    $270,889    $333,178    $440,118    $555,095      $ 377,638        $ 466,254
  Gross profit..................   89,985     108,794     133,871     174,397     209,933(2)     145,349          175,909
  Selling, general &
    administrative expense......   82,666      95,904     112,135     142,155     190,826(2)     131,360          166,615
  Restructuring and asset
    impairment charges..........       --      13,100(3)       --          --      10,974(2)          --               --
  Operating profit (loss).......    7,319        (210)(3)   21,736     32,242       8,133(2)      13,989            9,294
Interest expense, net...........    1,610       1,301       1,398       3,170       7,059          5,137            4,464
  Income (loss) before provision
    for income taxes and
    cumulative effect of change
    in accounting principle.....    5,709      (1,511)     20,338      29,072       1,074          8,852            4,830
  Net income (loss).............    3,758      (1,201)     11,719      17,198        (212)         4,925            2,769
PRO FORMA:
  Net income (loss) per share... $   0.20    $  (0.06)   $   0.61    $   0.89    $  (0.01)     $    0.26        $    0.14
  Weighted average number of
    shares outstanding
    (000's).....................   19,268      19,268      19,268      19,268      19,268         19,268           19,268
SELECTED OPERATING DATA:
  Number of stores:
    At beginning of period......      141         143         144         143         145            145              155
    Opened during period........       12          22          20          29          28             17               18
    Closed during period........       10          21          21          27          18             16               17
                                 --------    --------    --------    --------    --------       --------         --------
    At end of period:
      Traditional stores........      133         119          98          71          54             56               39
      Superstores...............       10          25          45          74         101             90              117
                                 --------    --------    --------    --------    --------       --------         --------
    Total stores................      143         144         143         145         155            146              156
                                 ========    ========    ========    ========    ========       ========         ========
  Total gross square feet of
    store space (000's)(4)......    1,350       1,633       2,078       2,865       3,691          3,233            4,147
  Net sales per gross square
    foot(4)(5).................. $    188    $    185    $    187    $    190    $    178      $     182(6)     $     171(6)
  Increase (decrease) in
    comparable store net
    sales(7)....................    (1.1%)       7.5%        5.0%        5.4%       (1.5%)(8)       (0.6%)(8)       (0.6%)(8)

                                                                                            SEPTEMBER 28, 1996
                                                                                      ------------------------------
                                                                                         ACTUAL        PRO FORMA(9)
                                                                                      -------------    -------------
                                                                                              (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital....................................................................   $ 118,103        $ 114,603
  Total assets.......................................................................     399,801          399,956
  Total debt(10).....................................................................      61,498           31,653
  Shareholders' equity(10)...........................................................     209,457          237,457

---------------

 (1) The operating results for interim periods are not necessarily indicative of the results that may be expected for a full year. The Company's quarters end on the Saturday nearest to the end of the last month of such quarter, except the fourth quarter which ends on December 31.

 (2) Reflects certain one-time special charges related to the CVS Strategic Program (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations"). Gross profit and operating profit in 1995 excluding the effect of these charges would have been $218.1 million and $31.5 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 (3) Reflects a $13.1 million realignment charge associated with the anticipated costs of closing 66 traditional stores from 1993 to 1995. This charge includes the write-down of fixed assets, lease settlement costs, severance and inventory liquidation costs. Operating profit in 1992 excluding the effect of this charge would have been $12.9 million.

 (4) Store space includes the storage, receiving and office space that generally occupies 10% to 15% of total store space. All numbers provided for the end of the respective periods.

 (5) Net sales per square foot is the result of dividing net sales for the period by the average of gross square footage at the beginning of the year and at the end of each interim quarterly and year period.

 (6) Amounts for interim periods are calculated based on annual net sales for the 52 weeks ending at the end of such interim period.

 (7) New store net sales become comparable in the first full month following 13 full months of operations. Stores that undergo major expansion or that are relocated are not included in the comparable store base. Comparable store net sales include traditional stores and superstores.

 (8) The decrease in comparable store net sales during 1995 and the thirty-nine weeks of 1996 was primarily due to new competitive intrusions in existing markets during the second half of 1995 and the first half of 1996 at approximately 40% of the Company's superstores included in the comparable store base which previously had limited competition from other superstores. For the third quarter of 1996, comparable store net sales increased 2.9%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 (9) Pro forma to give effect to the Reorganization. See "Capitalization."

(10) Prior to the Offering, total debt consists of short-term intercompany indebtedness due primarily to CVS. The amount of short-term debt at September 28, 1996 reflects a $130.0 million capital contribution from CVS in May 1996 used to repay a portion of the Company's intercompany indebtedness to CVS. On October 11, 1996, CVS made contributions to the Company in the aggregate amount of $30.0 million to reduce a corresponding amount of intercompany indebtedness due to CVS. At the time of the Offering, total debt will consist of a $13.5 million subordinated note issued to CVS and the balance of short-term debt to be outstanding under the Revolving Credit Facility (as defined herein). See "Capitalization."

                                  RISK FACTORS

     Prospective investors should carefully consider the factors set forth below, as well as other information contained in this Prospectus, in evaluating an investment in the Common Stock.

LACK OF OPERATING HISTORY AS A STAND-ALONE COMPANY

     The Company has not operated as a stand-alone or public company, and the historical financial data reflects periods during which the Company did not operate as an independent company and, accordingly, certain allocations were made in preparing such financial data. The Company is subject to the risks and uncertainties associated with any newly independent company. Prior to the date of the Offering, the Company had access to financial and other support from CVS. Following the consummation of the Offering, the Company will no longer be able to rely on CVS for financial support or benefit from its relationship with CVS to obtain credit or receive favorable terms for the purchase of certain limited goods and services. Accordingly, in the future, the costs of financing of the Company may be higher than historical costs reflected in the Company's financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Prior to the Offering, CVS has acted as the guarantor with regard to substantially all of the Company's store leases. After the Offering, CVS will:
(i) remain obligated under its guarantees of the Company's store leases where CVS has guaranteed such leases in the past (including extensions and renewals provided for in the terms of such leases at the time such guarantees were furnished); and (ii) guarantee certain new leases identified in the Stockholder Agreement (as defined below) through the initial term thereof ((i) and (ii) collectively, the "CVS Lease Guarantees"). Except for the foregoing, CVS will no longer enter into any guarantees of leases on behalf of the Company. Pursuant to a stockholder agreement to be entered into between the Company and CVS (the "Stockholder Agreement") at the time of the Offering, the Company has agreed to indemnify CVS with respect to all losses incurred by CVS in connection with the Company's failure to pay or otherwise perform under the guaranteed leases. See "--Control of the Company by CVS; Possible Conflicts of Interest" and "Relationship with CVS--Real Estate and Certain Administrative Costs." There can be no assurance in the future that store leases will be available, or that the Company will be able to secure leases, on similar terms or in as desirable locations, as those that were available to the Company in the past.

     Prior to the Offering, CVS provided certain administrative functions to the Company, most of which will be terminated following the completion of the Offering. CVS will continue to provide certain services to the Company pursuant to a transitional services agreement and the Stockholder Agreement. Although management believes that the costs of the services to be provided by CVS pursuant to these agreements are competitive with costs for similar services provided by third parties, the stockholder and transitional services agreements will not result from arm's length negotiations. See "Relationship with CVS." In the future, certain of the costs associated with the administrative services and other costs to the Company may be higher than the historical costs reflected in the Company's financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS OF GROWTH STRATEGY

     The growth of the Company is dependent, in large part, upon the Company's ability to successfully execute its superstore expansion program and to increase productivity of the existing store base. In 1996, pursuant to the expansion program the Company plans to open 36 superstores, of which 18 have been opened as of September 28, 1996, and close 18 stores (primarily traditional stores), of which 17 stores have been closed as of such date. During 1997, the Company plans to open 20 to 25 superstores and close approximately 10 to 12 stores (primarily traditional stores). See "Business--Growth Strategy--New Superstore Expansion." The success of the Company's expansion program will be dependent upon, among other things, the identification of suitable markets and sites for new superstores, negotiation of leases on acceptable terms, construction or renovation of sites and obtaining financing for those sites. In addition, the Company must be able to hire, train and retain competent managers and personnel and manage the systems and operational components of its growth. The failure of the Company to open new superstores on a timely basis, obtain acceptance in markets in which it currently has limited or no presence, attract qualified management and personnel or appropriately adjust operational systems and procedures would adversely affect the Company's future operating results. In addition, there can be no assurance that as the Company opens new superstores in existing markets, that these new stores will not have an adverse effect on comparable store net sales at existing stores in these markets. In addition, the Company plans to increase productivity at the existing store base in part by enhancing its merchandise and presentation mix. There is no assurance that the Company will be able to increase store profitability by enhancing its merchandise and presentation mix. See "Business--Growth Strategy--Increase Productivity of Existing Store Base." There can be no assurance that the Company will be able to successfully implement its growth strategies, continue to introduce the superstore format or maintain its current growth levels.

COMPETITION

     The market for home textiles, housewares and home accessories is fragmented and highly competitive. The Company competes with many different types of retailers that sell many or most of the items sold by the Company, including department stores, mass merchandisers, specialty retail stores, mail order and other retailers. Many of the Company's competitors have substantially greater financial and other resources than the Company, including, in some cases, more profitable store economics or better name recognition. See "Business--Industry" and "Business--Competition." In addition, there can be no assurance that additional competitors will not enter the Company's existing or planned new markets. Increased competition by existing or future competitors, resulting in the Company reducing prices in an effort to gain or retain market share, could result in reductions in the Company's sales and profitability which could have a material adverse effect on the Company's business and financial condition. In the second half of 1995 and the first half of 1996, the Company experienced relatively higher new competitive intrusions in existing markets at approximately 40% of its superstores included in the comparable store base which previously had limited competition from other superstores. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

RELIANCE ON SYSTEMS AND DISTRIBUTION CENTER

     The Company relies upon its existing management information systems in operating and monitoring all major aspects of the Company's business, including sales, warehousing, distribution, purchasing, inventory control, merchandise planning and replenishment, as well as various financial systems. Any disruption in the operation of the Company's management information systems, or the Company's failure to continue to upgrade, integrate or expend capital on such systems as its business expands, would have a material adverse effect upon the Company. In addition, the Company is committed to a centralized distribution strategy and, as a result, began full operations of its new distribution center in July 1995. As of the end of 1995, only 20% of the Company's inventory was received through the distribution center, which amount is projected to increase to 80% by the end of 1996. Despite the limited operating history of the Company's distribution center, management believes the systems and controls related to the distribution center are fully integrated and are adequate to support the Company's growth over the next few years. Any disruption in the operations of the distribution center would have a material adverse effect on the Company's business. See "Business--Growth Strategy--Increase Productivity of Existing Store Base" and "Business--Management Information Systems."

EFFECT OF ECONOMIC CONDITIONS AND CONSUMER TRENDS

     The success of the Company's operations depends upon a number of factors relating to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If existing economic conditions deteriorate, consumer spending may decline, thereby adversely affecting the Company's business and results of operations.

     In addition, the success of the Company depends on its ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. If the Company miscalculates either the market for its merchandise or its customers' purchasing habits, it may be required to sell a significant amount of inventory at reduced margins. These outcomes may have a material adverse effect on the Company's operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON KEY VENDORS

     The Company purchases its inventory from approximately 1,000 suppliers and has no long-term purchase commitments or exclusive contracts with any vendor or supplier. Springs Industries, Inc., through its various operating companies, supplied approximately 15% of the Company's total purchases in 1995. The Company also purchases significant amounts of products from other key suppliers, none of which supplied greater than 10% of the Company's purchases in 1995. The Company's results of operations could be adversely affected by a disruption in purchases from any of these key suppliers. In addition, many of the Company's key suppliers currently provide the Company with certain incentives, such as volume purchasing allowances, trade discounts, cooperative advertising and other purchasing incentives. A reduction or discontinuance of these incentives could have a material adverse effect on the Company. Although the Company believes that its relationships with key vendors are good, the Company has no supply contracts with any of its vendors, and any vendor could discontinue selling to the Company at any time.

DEPENDENCE UPON KEY EMPLOYEES


     The Company's success is largely dependent on the efforts and abilities of its executive officers, particularly, Norman Axelrod, Chief Executive Officer and President. The loss of the services of Mr. Axelrod could have a material adverse impact on the Company. The Company has entered into an employment agreement with Mr. Axelrod. The Company's success is also dependent upon its ability to continue to attract and retain qualified employees to meet the Company's needs for its planned superstore expansion. See "Business--Business Strategy" and "Management."


SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company's business is subject to substantial seasonal variations. Historically, the Company has realized a significant portion of its net sales and substantially all of its net income for the year during the third and fourth quarters, with a majority of net sales and net income for such quarters realized in the fourth quarter. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings. The Company believes this is the general pattern associated with its segment of the retail industry and expects this pattern will continue in the future. In anticipation of its peak selling season, the Company substantially increases its inventory levels and hires a significant number of part-time employees. If for any reason the Company's sales during the fourth quarter were substantially below expectations, the Company's annual results would be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONTROL OF THE COMPANY BY CVS; POSSIBLE CONFLICTS OF INTEREST

     Upon completion of the Offering, Nashua Hollis CVS, Inc. (a wholly owned, indirect subsidiary of CVS), the Company's former parent and the Selling Shareholder, will beneficially own 32.5% of the outstanding Common Stock (22.4% if the Underwriters' over-allotment option is exercised in full). Consequently, as a result of the ownership by CVS and its subsidiaries (the "CVS Group") of the outstanding Common Stock, CVS will be in a position to significantly influence the outcome of all matters requiring a shareholder vote, including the election of directors. In addition, pursuant to the Company's Certificate of Incorporation, CVS shall have the right to designate: (i) two members of the Board of Directors of the Company so long as the CVS Group in aggregate owns at least 15% of the total votes represented by the total outstanding voting stock ("Total Voting Power"); (ii) one member of the Board of Directors of the Company, so long as the CVS Group in aggregate owns at least 5% but less than 15% of the Total Voting Power; and (iii) zero members of the Board of Directors of the Company as soon as the CVS Group in aggregate owns less than 5% of the Total Voting Power. The share ownership of CVS may also make any takeover of the Company pursuant to a tender offer more difficult if CVS failed to accept such an offer. In addition, pursuant to the Stockholder Agreement, no person or group shall become the beneficial owner of a majority of the

Common Stock of the Company ("Majority Beneficial Ownership") unless: (i) CVS has received prior written notice that such person or group proposes to acquire Majority Beneficial Ownership; and (ii) prior to such acquisition such person or group provides to CVS (unless waived by CVS in writing) a guarantee of the obligations of the Company under the Stockholder Agreement to indemnify the CVS Group in respect of the CVS Lease Guarantees. Upon such person or group acquiring Majority Beneficial Ownership, CVS may terminate the provision of any or all of its services under the Transitional Services Agreement (as defined herein). See "Relationship with CVS--Real Estate and Certain Administrative Costs." The Stockholder Agreement also provides that if the Company desires to register any shares of Common Stock for sale for its own account during the period after the Offering and before CVS has exercised its first right to demand registration ("First CVS Registration") of its shares of the Company's Common Stock under the Securities Act of 1933, as amended (the "Securities Act"): (i) the Company is required to notify CVS of its desire to register such shares for sale; and (ii) if after receipt of such notice CVS elects to then proceed with such First CVS Registration, the Company may include its securities in such First CVS Registration (provided that if, in the good faith view of the managing underwriter of such offering, all or a part of such securities to be included for the Company's account cannot be sold and the inclusion thereof would be likely to have an adverse effect on the pricing, timing or distribution of the offering of Company securities by the CVS Group, then the inclusion of such securities or part thereof for the Company's account will not be permitted). If after receipt of such notice CVS does not elect to then proceed with such First CVS Registration, the Company may proceed with its offering. If CVS exercises its First CVS Registration right prior to the Company notifying CVS of its desire to sell shares of Common Stock for its own account, in accordance with the procedures described above, the Company may not, without the prior written consent of CVS, register such shares in connection with the First CVS Registration. CVS's rights with respect to such First CVS Registration on a priority basis expire on December 31, 1997 (if not theretofore exercised) after which time CVS would have two customary "demand" registration rights. After the Offering, the Company will have subordinated debt outstanding of $13.5 million to CVS. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." As a result of CVS's ownership of Common Stock and its position as a creditor of the Company, various conflicts of interest may arise upon completion of the Offering. See "Principal and Selling Shareholder," "Relationship with CVS" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 19,267,758 shares of Common Stock outstanding. Of these shares, the 13,000,000 shares of Common Stock sold in the Offering (14,950,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act, except any such shares which may be acquired by an "affiliate" of the Company. The remaining 6,267,758 shares of Common Stock held by CVS are subject to a "lock-up" agreement whereby CVS has agreed not to sell any shares of Common Stock without the prior consent of CS First Boston Corporation ("CS First Boston") for a period of 180 days from the date of this Prospectus. Upon completion of the 180-day period, or earlier in certain circumstances or if permitted by CS First Boston, 6,267,758 shares of Common Stock held by CVS will be eligible for sale in the public market, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act. See "Underwriting." CVS has publicly announced its intention to dispose of, subject to market conditions, all of its remaining shares of Common Stock in the Company in 1997. Except for certain rights of the Company to register shares of Common Stock for its own account as described above in "--Control of the Company by CVS; Possible Conflicts of Interest," the Company may not, without the prior written consent of CVS, register such shares in connection with the First CVS Registration. See "Relationship with CVS--The Stockholder Agreement." Future sales of the shares of Common Stock held by existing shareholders could have an adverse effect on the price of the Common Stock and could impair the Company's ability to raise capital through an offering of equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

LACK OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock. The Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance. However, there can be no assurance that an active trading market will develop or be sustained or that shares of the Common Stock will be able to be resold at or above the initial public offering price. The initial public offering price will be determined by negotiations among CVS, the Company and the representatives of the Underwriters. See "Underwriting." The market price of the Common Stock also could be subject to significant fluctuations in response to operating results and other factors. In addition, the stock market in recent years has experienced price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Selling Shareholder from the Offering, after deduction of the underwriting discount and estimated offering expenses are estimated to be $194,480,000 ($223,808,000 if the Underwriters' overallotment option is exercised in full), based upon the midpoint of the range of the initial public offering price stated on the cover page hereof. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholder.

                                DIVIDEND POLICY

     The Company intends to retain all its earnings for the foreseeable future for use in the operation and expansion of its business; accordingly, the Company currently has no plans to pay cash dividends on the Common Stock. The payment of any future cash dividends will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings, financial condition and requirements, restrictions in financing agreements, business conditions and other factors. The Company expects that its ability to pay dividends will be prohibited under its proposed Revolving Credit Facility (as defined herein). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION


     Prior to the Offering, Linens 'n Things was operated as a wholly owned, indirect subsidiary of CVS. The following table sets forth (i) the capitalization of the Company at September 28, 1996; and (ii) the capitalization of the Company as of such date, giving effect to the reorganization of the Company prior to the Offering (the "Reorganization"). The Reorganization will include the following: (i) on October 11, 1996, CVS made contributions to the Company in the aggregate amount of $30 million which will result in, at the time of the Offering, the Company having outstanding $13.5 million of subordinated indebtedness to CVS; (ii) transfers of net assets and liabilities between the Company and CVS related to certain CVS employee benefit plans and other Company liabilities, and (iii) the transfer of all of the outstanding common stock of Linens 'n Things Center, Inc. (a California company) to the Company, following which Linens 'n Things Center, Inc. will become a wholly-owned subsidiary of the Company, and the filing of an Amended and Restated Certificate of Incorporation which will be completed prior to the Offering which will, among other things,
(a) change the authorized share capital of the Company from 100 shares of common stock, par value $.01 per share, to 60,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), and (b) convert each issued and outstanding share of Common Stock into 192,677.58 shares of Common Stock (subject to rounding upward in the case of any fractional shares held by a shareholder). The remaining intercompany balance as of the Offering will be repaid to CVS through borrowings under the Revolving Credit Facility (as defined herein) or internally generated funds. The actual amount of such repayment in connection with the elimination of the intercompany balance will depend on the amount of the intercompany balance (which balance will fluctuate based primarily on the amount of working capital) as of the closing of the Offering. For additional information on the elimination of intercompany balances, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." In connection with the Offering, the Company estimates that a one-time charge of approximately $1.5 million will be recorded in the fourth quarter of 1996 related to the termination of certain executive compensation programs.


     The capitalization table below should be read in conjunction with the historical Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                   SEPTEMBER 28, 1996
                                                                                       (UNAUDITED)
                                                                                -------------------------
                                                                                 ACTUAL      PRO FORMA(1)
                                                                                --------     ------------
                                                                                           (IN THOUSANDS)
Short-term debt:
  Due to CVS................................................................    $ 61,498       $      0
  Revolving credit facility.................................................           0         18,153(2)
                                                                                --------       --------
     Total short-term debt..................................................      61,498         18,153
                                                                                --------       --------
Long-term debt:
  Revolving credit facility.................................................                          0
  Subordinated note.........................................................                     13,500
                                                                                --------       --------
     Total long-term debt...................................................           0         13,500
                                                                                --------       --------
     Total debt.............................................................      61,498         31,653
Shareholders' equity:
  Preferred Stock, $.01 par value, 1,000,000 shares authorized; none issued
     and outstanding on a pro forma basis...................................          --              0
  Common Stock, par value $.01 per share; 100 shares authorized, issued and outstanding on an actual basis; 60,000,000 shares authorized,
     19,267,758 shares issued and outstanding on a pro forma basis(3).......          --            196
  Contributed capital.......................................................     172,382        200,186
  Retained earnings.........................................................      37,075         37,075
                                                                                --------       --------
     Total shareholders' equity.............................................     209,457        237,457
                                                                                --------       --------
     Total capitalization...................................................    $270,955       $269,110
                                                                                ========       ========

---------------

(1) To reflect the capitalization of the Company after giving effect to the Reorganization.
(2) The actual amount drawn under the Revolving Credit Facility by the Company will depend on the amount of the intercompany balance as of the closing of the Offering. The Company does not expect that such amount will vary materially from the Pro Forma amount.
(3) Excludes approximately 192,678 shares of deferred stock grants and 963,388 shares of Common Stock issuable upon the exercise of stock options to be granted prior to the completion of the Offering. See "Underwriting" and "Management--1996 Incentive Compensation Plan" and "Management--1996 Non-Employee Director Stock Plan."

                     SELECTED FINANCIAL AND OPERATING DATA

     Prior to the Offering, the Company was operated as a wholly owned, indirect subsidiary of CVS. The table below sets forth the selected historical consolidated financial data for the Company. The historical financial data presented below reflect periods during which the Company did not operate as an independent company and, accordingly, certain allocations were made in preparing such financial data. Therefore, such data may not reflect the results of operations or the financial condition which would have resulted if the Company had operated as a separate, independent company during such periods and are not necessarily indicative of the Company's future results of operations or financial condition.

     The selected financial data presented below under the captions "Income Statement Data" and "Balance Sheet Data" have been derived from the Consolidated Financial Statements of the Company which have been audited by KPMG Peat Marwick LLP, whose report on the Consolidated Financial Statements as of December 31, 1994 and 1995 and for the years ended December 31, 1993, 1994 and 1995 is included elsewhere in this Prospectus. The selected financial data as of September 28, 1996 and for the thirty-nine weeks ended September 30, 1995 and September 28, 1996 have been derived from unaudited consolidated financial statements of the Company which are included elsewhere in this Prospectus and include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the operating results and financial position as of and for the unaudited periods. The information presented below under the caption "Selected Operating Data" is unaudited. The selected financial data should be read in conjunction with the consolidated financial statements as of December 31, 1994 and 1995 and for the years ended December 31, 1993, 1994 and 1995, the related notes and the audit report thereto. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements." For information relating to factors considered in determining the initial offering price of the Common Stock offered hereby, see "Underwriting."

                                                                                                 THIRTY-NINE WEEKS ENDED(1)
                                                      YEAR ENDED DECEMBER 31,                   -----------------------------
                                       ------------------------------------------------------   SEPTEMBER 30,   SEPTEMBER 28,
                                         1991       1992         1993       1994       1995         1995            1996
                                       --------   --------     --------   --------   --------   -------------   -------------
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA AND SELECTED OPERATING DATA)
INCOME STATEMENT DATA:
  Net sales........................... $221,360   $270,889     $333,178   $440,118   $555,095     $ 377,638       $ 466,254
  Cost of sales, including buying and
    warehousing costs.................  131,375    162,095      199,307    265,721    345,162(2)     232,289        290,345
                                       --------   --------     --------   --------   --------      --------        --------
  Gross profit........................   89,985    108,794      133,871    174,397    209,933(2)     145,349        175,909
  Selling, general and administrative
    expenses..........................   82,666     95,904      112,135    142,155    190,826(2)     131,360        166,615
  Restructuring and asset impairment
    charge............................       --     13,100(3)        --         --     10,974(2)          --             --
                                       --------   --------     --------   --------   --------      --------        --------
  Operating profit (loss).............    7,319       (210)(3)   21,736     32,242      8,133(2)      13,989          9,294
  Interest expense, net...............    1,610      1,301        1,398      3,170      7,059         5,137           4,464
                                       --------   --------     --------   --------   --------      --------        --------
  Income (loss) before provision for
    income taxes and cumulative effect
    of change in accounting
    principle.........................    5,709     (1,511)      20,338     29,072      1,074         8,852           4,830
  Provision for (benefit from) income
    taxes.............................    1,951       (310)       8,619     11,874      1,108         3,749           2,061
                                       --------   --------     --------   --------   --------      --------        --------
  Income (loss) before cumulative
    effect of change in accounting
    principle.........................    3,758     (1,201)      11,719     17,198        (34)        5,103           2,769
  Cumulative effect of change in
    accounting principle, net.........       --         --           --         --        178           178              --
                                       --------   --------     --------   --------   --------      --------        --------
  Net income (loss)................... $  3,758   $ (1,201)    $ 11,719   $ 17,198   $   (212)    $   4,925       $   2,769
                                       ========   ========     ========   ========   ========      ========        ========
PRO FORMA:
  Net income (loss) per share......... $   0.20   $  (0.06)    $   0.61   $   0.89   $  (0.01)    $    0.26       $    0.14
  Weighted average number of shares
    outstanding (000's)...............   19,268     19,268       19,268     19,268     19,268        19,268          19,268

                                                                                                 THIRTY-NINE WEEKS ENDED(1)
                                                      YEAR ENDED DECEMBER 31,                   -----------------------------
                                       ------------------------------------------------------   SEPTEMBER 30,   SEPTEMBER 28,
                                         1991       1992         1993       1994       1995         1995            1996
                                       --------   --------     --------   --------   --------   -------------   -------------
SELECTED OPERATING DATA:
  Number of stores:
    At beginning of period............      141        143          144        143        145           145             155
    Opened during period..............       12         22           20         29         28            17              18
    Closed during period..............       10         21           21         27         18            16              17
                                       --------   --------     --------   --------   --------      --------        --------
    At end of period:
      Traditional stores..............      133        119           98         71         54            56              39
      Superstores.....................       10         25           45         74        101            90             117
                                       --------   --------     --------   --------   --------      --------        --------
  Total stores........................      143        144          143        145        155           146             156
                                       ========   ========     ========   ========   ========      ========        ========
  Total gross square feet of store
    space (000's)(4)..................    1,350      1,633        2,078      2,865      3,691         3,233           4,147
  Net sales per gross square
    foot(4)(5)........................ $    188   $    185     $    187   $    190   $    178     $     182(6)    $     171(6)
  Increase (decrease) in comparable
    store net sales(7)................    (1.1%)      7.5%         5.0%       5.4%      (1.5%)(8)       (0.6%)(8)       (0.6%)(8)

                                                         DECEMBER 31,                                SEPTEMBER 28, 1996
                                   --------------------------------------------------------    ------------------------------
                                     1991        1992        1993        1994        1995         ACTUAL        PRO FORMA(9)
                                   --------    --------    --------    --------    --------    -------------    -------------
                                   (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital................. $ 37,354    $ 34,606    $ 35,143    $ 42,315    $ 68,332      $ 118,103        $ 114,603
  Total assets....................  111,163     157,639     196,517     273,167     343,522        399,801          399,956
  Total debt(10)..................   22,760      31,180      44,620      67,452     118,652         61,498           31,653
  Shareholders' equity(10)........   41,104      65,170      74,340      85,819      76,678        209,457          237,457

---------------

 (1) The operating results for the interim periods are not necessarily indicative of the results that may be expected for a full year. The Company's quarters end on the Saturday nearest to the end of the last month of such quarter, except the fourth quarter which ends on December 31.
 (2) Reflects certain one-time special charges related to the CVS Strategic Program (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations"). Gross profit and operating profit in 1995 excluding the effect of these charges would have been $218.1 million and $31.5 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
 (3) Reflects a $13.1 million realignment charge associated with the anticipated costs of closing 66 traditional stores from 1993 to 1995. This charge includes the write-down of fixed assets, lease settlement costs, severance and inventory liquidation costs. Operating profit in 1992 excluding the effect of this charge would have been $12.9 million.
 (4) Store space includes the storage, receiving and office space that generally occupies 10% to 15% of total store space. All numbers provided for the end of the respective periods.
 (5) Net sales per square foot is the result of dividing net sales for the period by the average of gross square footage at the beginning of the year and at the end of each interim quarterly and year period.
 (6) Amounts for interim periods are calculated based on annual net sales for the 52 weeks ending at the end of such interim period.
 (7) New store net sales become comparable in the first full month following 13 full months of operations. Stores that undergo major expansion or that are relocated are not included in the comparable store base. Comparable store net sales include traditional stores and superstores.
 (8) The decrease in comparable store net sales during 1995 and the thirty-nine weeks of 1996 was primarily due to new competitive intrusions in existing markets during the second half of 1995 and the first half of 1996 at approximately 40% of the Company's superstores included in the comparable store base which previously had limited competition from other superstores. For the third quarter of 1996, comparable store net sales increased 2.9%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
 (9) Pro forma to give effect to the Reorganization. See "Capitalization."
(10) Prior to the Offering, total debt consists of short-term intercompany indebtedness due primarily to CVS. The amount of short term debt at September 28, 1996 reflects a $130.0 million capital contribution from CVS in May 1996 used to repay a portion of the Company's intercompany indebtedness to CVS. On October 11, 1996, CVS made contributions to the Company in the aggregate amount of $30.0 million to reduce a corresponding amount of intercompany indebtedness due to CVS. At the time of the Offering, total debt will consist of a $13.5 million subordinated note issued to CVS and the balance of short-term debt to be outstanding under the Revolving Credit Facility. See "Capitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Linens 'n Things, a leading specialty retailer of home textiles, housewares and home accessories currently operating in 33 states, was founded in 1975 and was operated as a private company until it was acquired by CVS in 1983. As of September 28, 1996, the Company operated 117 superstores averaging approximately 32,000 gross square feet in size and 39 smaller traditional stores averaging approximately 10,000 gross square feet in size. The Company's newest superstores range between 35,000 and 40,000 gross square feet in size. The Company's business strategy is to offer a broad assortment of high quality, brand name merchandise at everyday low prices, provide efficient customer service and maintain low operating costs.

     From its founding in 1975 through the late 1980s, the Company operated a chain of traditional stores ranging between 7,500 and 10,000 gross square feet in size. Beginning in 1990, the Company introduced its superstore format which has evolved from 20,000 gross square feet in size to its current size of 35,000 to 40,000 gross square feet, offering a broad merchandise assortment in a more visually appealing, customer friendly format. The Company's introduction of superstores has resulted in the closing or relocation of 102 of the Company's traditional stores to date. As a result of superstore openings and traditional store closings, the Company's gross square footage more than tripled from 1.2 million to 4.1 million between January 1991 and September 28, 1996, although its store base only increased 11% from 141 to 156. Over this same period, the Company's net sales increased from $202.1 million for the year ended December 31, 1990 to $643.7 million for the twelve months ended September 28, 1996. In addition, as part of the strategic initiative to capitalize on customer demand for one-stop shopping destinations, the Company has balanced its merchandise mix from being driven primarily by the "linens" side of its business to a fuller assortment of "linens" and "things." The Company believes that this shift will positively impact net sales per square foot and inventory turnover since "things" merchandise tends to be more impulse driven as compared to the "linens" portion of the business and therefore increases the average sale per customer. In addition, sales of "things" merchandise typically result in higher margins than "linens" products. The Company estimates that the "things" side of its business has increased from less than 10% of net sales in 1991 to 35% in 1996.

     In July 1995, the Company began operations of its 275,000 square foot state-of-the-art distribution center in Greensboro, North Carolina. After the distribution center became fully operational in 1995, the Company's gross margin was negatively affected by the following factors: (i) transitional costs associated with the start-up of the distribution center and (ii) higher freight and handling costs incurred given the less than full utilization of the distribution center during its implementation phase. Management believes that the utilization of the distribution center will result in lower average freight costs, more timely control of inventory shipments to the stores, improved inventory turnover, better in-stock positions and improved information flow. In addition, the Company believes that the transfer of inventory receiving responsibilities from the stores to the distribution center has allowed store associates to redirect their focus to the sales floor, thereby increasing the level of customer service. Management estimates that by the end of 1996 approximately 80% of merchandise will be received at the Company's distribution center, as compared to approximately 20% received at the distribution center in 1995.

     In 1992, the Company established a realignment reserve of $13.1 million for the anticipated costs of closing 66 traditional stores between 1993 and 1995.

     In 1994, CVS announced the initiation of a strategic review to increase its sales and profits by examining the mix of its business. The review culminated in the announcement, on October 24, 1995, of a comprehensive strategic program (the "CVS Strategic Program"), which resulted, insofar as it relates to the Company, in the Company recording a pre-tax charge of $23.4 million in the fourth quarter of 1995. The CVS Strategic Program and related pre-tax charge of $23.4 million, insofar as they relate to the Company, consisted of: (i) restructuring charges of $9.5 million including primarily estimated tenancy costs ($3.8 million) and asset write-offs ($5.0 million) associated with the closing of six unprofitable stores and asset write-offs related to management information systems outsourcing ($0.7 million); (ii) a non-cash asset impairment charge of $1.4 million due to the early adoption of Statement of Financial Accounting Standards No. 121

("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" relating to store fixtures and leasehold improvements; and (iii) asset write-offs and other non-cash charges totaling $12.5 million consisting primarily of the write-off of certain non-productive assets, as well as costs associated with the changeover to the Company's new distribution network relating to the opening of the distribution center.

     In 1995, as part of a $9.5 million restructuring charge associated with the CVS Strategic Program, the Company reserved $8.8 million for the anticipated costs of closing six unprofitable stores. The $8.8 million cost, which consisted of the write-off of fixed assets, lease acquisition costs and future lease obligation costs associated with these stores, was higher than the usual such closing costs because the Company elected to close these stores and terminate these leases before their stated lease termination dates. The net sales and operating losses in 1995 of the stores to be closed were approximately $14.3 million and $1.5 million, respectively. Accordingly, management believes that such actions and costs associated with the CVS Strategic Program will not have a significant impact on the Company's future earnings or cash flows. Cash outflows relating to the lease obligation costs totaling in the aggregate of $3.8 million will continue for the duration of the lease terms ranging from 1997 to 2004 unless other terms are negotiated with such landlords. Of the six stores included in the reserve, five will be closed in 1996 and one will be closed in 1997.

     The SFAS No. 121 charge related entirely to assets to be held or used as defined in SFAS No. 121. The charge resulted from the Company grouping assets at a lower level than under its previous accounting policy regarding asset impairment. Factors leading to impairment were a combination of historical losses, anticipated future losses and inadequate cashflows.

     All charges relating to asset write-offs were non-cash charges based on recorded net book values and estimated tenancy costs were non-cash charges based on future lease obligations. The reduction in depreciation expense and amortization expense in the future relating to the write-off of fixed assets and lease acquisition costs is not expected to be material to the Company's results of operations.

     Excluding these charges in connection with the CVS Strategic Program, gross profit and operating profit would have been $218.1 million and $31.5 million in 1995, respectively, as compared to $209.9 million and $8.1 million, respectively, reflected in the Company's consolidated statement of operations for such year.

     The Company's policy for costs associated with stores closed in the normal course of business is to charge such costs to current operations, and, accordingly, the Company has not provided for any costs relating to future store closings. Through September 28, 1996, in addition to the five stores mentioned above, the Company has closed twelve additional traditional stores, and in the remainder of 1996, the Company plans to close one additional store at an estimated cost of $950,000. In 1997, the Company expects to close approximately 10 to 12 stores at a cost of approximately $4.0 to $5.0 million. As a result, these store closing costs will adversely affect the Company's results of operations in the periods in which they are closed. In addition, the Company expects that continuing competitive intrusions in markets where certain of its traditional stores operate will result in lower operating profit for those stores than that previously experienced. The Company's long-term plans are to close most of the remaining traditional stores as opportunities arise.

     As of September 28, 1996, five of the six stores included in the reserve have been closed. Of the five stores closed, the Company negotiated with the landlord on four of the stores to pay out any remaining lease obligation in a lump sum. The Company will continue to pay a lease obligation for one store through January 1997. One remaining store will close in January 1997 and unless the terms thereof are renegotiated with the landlord the Company will have such lease obligation through the year 2004. Management believes that the remaining balance of $3.0 million as of September 28, 1996 relating to the restructuring reserve will be adequate for all remaining liabilities.

     Effective January 1, 1995, the Company changed its policy from capitalizing internally developed software costs to expensing them as incurred. The impact on 1995 as a result of this change exclusive of the cumulative effect of $0.3 million (before income tax effect) was to reduce net income by $0.2 million.

     The historical financial information presented herein reflects periods during which the Company did not operate as an independent company, and accordingly, certain allocations were made in preparing such financial information. Such information may not necessarily reflect the results of operations and financial condition of the Company which would have resulted had the Company been an independent public company during the reporting periods. In addition, operating and financing costs may be higher in future reporting periods for the Company than such costs as reported in the financial information included herein and as a result the Company's results of operations and financial condition may be adversely affected. See "Risk Factors--Lack of Operating History as a Stand-Alone Company."

     On a pro forma basis as if the Company had operated on a stand alone basis, net income would have decreased by $438,000 and $24,000 for the year ended December 31, 1995 and the thirty-nine weeks ended September 28, 1996, respectively, as a result of an estimated pre-tax increase in expenses of $755,000 and $42,000 during such periods, respectively. Such increase in expenses consists of: (i) an elimination of CVS expense allocations, including insurance costs, health and medical benefit costs, employee stock ownership plan expenses and administrative overhead costs ($8,849,000 in 1995 and $8,798,000 in 1996); (ii) an addition of estimated stand-alone overhead costs to the Company ($9,637,000 in 1995 and $8,858,000 in 1996); and (iii) an elimination of
Company-owned life insurance expense ($33,000 in 1995 and $18,000 in 1996), as if each expense or cost had occurred on January 1 of the applicable period. The effective tax rate used in such adjustments was 42% which approximates the Company's blended statutory rate.

     In connection with the Offering, the Company estimates that a one-time charge of approximately $1.5 million will be recorded in the fourth quarter of 1996 related to the termination of certain executive compensation programs.

RESULTS OF OPERATIONS

     The following table sets forth the percentage of net sales and percentage change of certain items included in the Company's statements of operations for the periods indicated:

                                                                                                                   THIRTY-NINE
                                          YEAR ENDED DECEMBER       THIRTY-NINE WEEKS ENDED        YEAR ENDED      WEEKS ENDED
                                                  31,            -----------------------------    DECEMBER 31,    -------------
                                         ---------------------   SEPTEMBER 30,   SEPTEMBER 28,   --------------   SEPTEMBER 28,
                                         1993    1994    1995        1995            1996        1994     1995        1996
                                         -----   -----   -----   -------------   -------------   -----   ------   -------------
                                                                                                  PERCENTAGE CHANGE FROM PRIOR
                                                        PERCENTAGE OF NET SALES                    PERIOD INCREASE (DECREASE)
                                         -----------------------------------------------------   ------------------------------
Net sales............................... 100.0%  100.0%  100.0%      100.0%          100.0%       32.1%    26.1%       23.5%
Cost of sales, including buying and
  warehousing costs.....................  59.8    60.4    62.2        61.5            62.3        33.3     29.9        25.0
                                         -----   -----   -----       -----           -----       -----   ------       -----
Gross profit............................  40.2    39.6    37.8        38.5            37.7        30.3     20.4        21.0
Selling, general and administrative
  expenses..............................  33.7    32.3    34.3        34.8            35.7        26.8     34.2        26.8
Restructuring and asset impairment
  charges...............................    --      --     2.0          --              --          --       --          --
                                         -----   -----   -----       -----           -----       -----   ------       -----
Operating profit........................   6.5     7.3     1.5         3.7             2.0        48.3    (74.8)      (33.6)
Interest expense, net...................   0.4     0.7     1.3         1.4             1.0       126.8    122.7       (13.1)
Income before income taxes and
  cumulative effect of change in
  accounting principle..................   6.1     6.6     0.2         2.3             1.0        42.9    (96.3)      (45.4)
Provision for income taxes..............   2.6     2.7     0.2         1.0             0.4        37.8    (90.7)      (45.0)
Income (loss) before cumulative effect
  of change in accounting principle.....   3.5     3.9     0.0         1.3             0.6        46.8   (101.2)      (45.7)
Cumulative effect of change in
  accounting principle, net.............    --      --     0.0         0.0              --          --       --          --
                                         -----   -----   -----       -----           -----       -----   ------       -----
Net income (loss).......................   3.5%    3.9%    0.0%        1.3%            0.6%       46.8%  (101.2)%     (45.7)%
                                         =====   =====   =====       =====           =====       =====   ======       =====

THIRTY-NINE WEEKS ENDED SEPTEMBER 28, 1996 COMPARED TO THIRTY-NINE WEEKS ENDED SEPTEMBER 30, 1995

     During the thirty-nine weeks ended September 28, 1996, the Company opened 18 superstores and closed 17 stores, as compared to opening 17 superstores and closing 16 stores in the same period during 1995. At September 28, 1996, the Company operated 156 stores, as compared to 146 at September 30, 1995, of which 117 were superstores, as compared to 90 superstores at September 30, 1995. Net sales increased 23.5% to $466.3 million for the thirty-nine weeks ended September 28, 1996, as compared to $377.6 million for the thirty-nine weeks ended September 30, 1995, primarily as a result of new store openings. Comparable store net sales for the thirty-nine weeks ended September 28, 1996 decreased slightly by 0.6%. Through June 1996, the Company's comparable store net sales decreased below the same period in 1995 due primarily to increased competitive intrusions at 40% of the Company's superstores in existing markets which commenced primarily in mid-1995. For the third quarter of 1996, however, the comparable store net sales increased 2.9% as a result of a strong back-to-school selling season, as well as the diminishing effect of the prior year's competitive intrusions. Management believes comparable store net sales will continue to improve in relation to the prior year for the remainder of 1996 although there can be no assurance of such improvement. See "Risk Factors-- Risks of Growth Strategy."

     For the thirty-nine weeks ended September 28, 1996, the Company's average net sales per superstore increased slightly to $5.4 million from $5.3 million and its average net sales per traditional store decreased slightly to $1.7 million from $1.8 million, during the same period in the prior year. For the fifty-two weeks ended September 28, 1996, average superstore net sales per square foot decreased to $170 from $181 and average traditional store net sales per square foot decreased to $178 from $189 for the same period as of the prior year due to factors described in the preceding paragraph. For the thirty-nine weeks ended September 28, 1996, net sales of "linens" merchandise increased approximately 19% over the same period in the prior year, while net sales of "things" merchandise increased approximately 35% for the same period. The increase in "things" merchandise primarily resulted from the growth in the number of superstore locations which carry a larger line of "things" products as well as the overall expansion of the product categories in existing stores.

     Gross profit for the thirty-nine weeks ended September 28, 1996 was $175.9 million, or 37.7% of net sales, as compared to $145.3 million, or 38.5% of net sales, in the same period during 1995. This decrease as a percentage of net sales resulted from higher clearance markdowns during the first quarter and slightly lower initial margin dollars due to the shift in product selling mix offset by reduced freight expenses as a percentage of net sales.

     For the thirty-nine weeks ended September 28, 1996, the Company's average superstore gross margin was 38.3% as compared to 38.8% and average traditional store gross margin was 33.1% as compared to 37.2% during the same period in the prior year, for the reasons described above. Gross margins for both "linens" and "things" merchandise declined consistent with the Company's consolidated results. The gross margin for "things" merchandise was slightly higher than the gross margin for "linens" merchandise for each such period.

     Selling, general and administrative expenses for the thirty-nine weeks ended September 28, 1996 were $166.6 million or 35.7% of net sales, as compared to $131.4 million, or 34.8% of net sales in the corresponding period during 1995. This increase as a percentage of net sales resulted primarily from decreased leverage of fixed expenses, primarily occupancy costs, due to the slight decrease in comparable store net sales over the same period in the prior year.

     As a result of the factors described above, operating profit for the thirty-nine weeks ended September 28, 1996 decreased to $9.3 million or 2.0% of net sales, from $14.0 million, or 3.7% of net sales, during the same period in 1995.

     Net interest expense in the thirty-nine weeks ended September 28, 1996 decreased 13.1% to $4.5 million, or 1.0% of net sales, from $5.1 million, or 1.4% of net sales, during the same period in 1995. This decrease was due primarily to a $130.0 million capital contribution from CVS in May 1996 which was used to repay a portion of the Company's intercompany debt to CVS. This was offset in part by an increase in the weighted average interest rate.

     The Company's income tax expense for the thirty-nine weeks ended September 28, 1996 was $2.1 million, as compared to $3.7 million during the same period in 1995.

     Effective January 1, 1995, the Company changed its policy from capitalizing internally developed software costs to expensing them as incurred. The impact on the thirty-nine weeks ended September 30, 1995 as a result of this change exclusive of the cumulative effect of $0.3 million (before income tax effect) was to reduce net income by $0.2 million.

     As a result of the factors described above, net income for the thirty-nine weeks ended September 28, 1996 decreased 45.7% to $2.8 million, or 0.6% of net sales, from $4.9 million, or 1.3% of net sales during the same period in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     During 1995, the Company opened 28 superstores and closed 18 stores, as compared to opening 29 superstores and closing 27 stores in 1994. At the end of 1995, the Company operated 155 stores, as compared to 145 stores at the end of 1994, of which 101 were superstores, as compared to 74 superstores at the end of 1994. Net sales increased 26.1% to $555.1 million in 1995, as compared to $440.1 million in 1994, primarily as a result of new store openings. Comparable store net sales in 1995 decreased 1.5% primarily due to new competitive intrusions in existing markets at approximately 40% of the Company's superstores included in the comparable store base which previously had limited competition from other superstores, as well as to a general slowdown in the retail sector during 1995.

     In 1995, the Company's average net sales per superstore increased slightly to $5.4 million from $5.1 million and its average net sales per traditional store decreased slightly to $1.7 million from $1.9 million, during the same period in the prior year. In 1995, average superstore net sales per square foot decreased to $178 from $187 and average traditional store net sales per square foot decreased to $177 from $195 for the same period in the prior year due to factors described in the preceding paragraph. In 1995, net sales of "linens" merchandise increased approximately 19% over the same period in the prior year, while net sales of "things" merchandise increased approximately 45% for the same period. The increase in "things" merchandise resulted from the growth in the number of superstore locations which carry a larger line of "things" products as well as the overall expansion of the product categories in existing stores.

     Gross profit in 1995 was $209.9 million, or 37.8% of net sales, as compared to $174.4 million, or 39.6% of net sales, in 1994. This decrease as a percentage of net sales was primarily due to transitional costs associated with the start-up of the distribution center. Excluding these costs, the Company's gross profit would have been $218.1 million or 39.3% of net sales. The remaining decrease is primarily attributable to higher freight and handling costs incurred given the less than full usage of the distribution center during its implementation phase and the Company's expansion to the western United States.

     In 1995, the Company's average superstore gross margin was 38.2% as compared to 40.2% in 1994, and average traditional store gross margin was 36.3% as compared to 38.7% during the same period in the prior year due to the factors described above. Gross margins for both "linens" and "things" merchandise declined consistent with the Company's consolidated results. The gross margin for "things" merchandise was slightly higher than the gross margin for "linens" merchandise for each such period.

     Selling, general and administrative expenses in 1995 were $190.8 million, or 34.3% of net sales, as compared to $142.2 million, or 32.3% of net sales, in 1994. This increase as a percentage of net sales was primarily attributable to higher occupancy costs due to a higher proportion of superstores located in prime real estate locations as compared to the prior year and lower fixed expense leverage due to the decrease in comparable store net sales.

     In fourth quarter of 1995, the Company incurred a $11.0 million, or 2.0% of net sales, pre-tax restructuring and asset impairment charge as a result of the CVS Strategic Program. In connection with the CVS Strategic Program, six underperforming stores were identified to be closed in 1996. The net sales and operating losses in 1995 of these six stores aggregated approximately $14.3 million and $1.5 million, respectively.

     As a result of factors described above, operating profit in 1995 decreased to $8.1 million, or 1.5% of net sales, from $32.2 million, or 7.3% of net sales, in 1994. Excluding charges related to the CVS Strategic Program, operating profit in 1995 would have been $31.5 million, or 5.7% of net sales.

     Interest expense in 1995 increased 122.7% to $7.1 million, or 1.3% of net sales, from $3.2 million, or 0.7% of net sales, in 1994. This increase is attributable to a higher level of intercompany debt due to CVS in 1995 relating to capital expenditures and working capital increases in support of the Company's store expansion program and capital expenditures in connection with the purchase of material handling equipment for the distribution center. In addition, there was a higher weighted average interest rate of 6.5% in 1995 as compared to 4.9% in 1994.

     The Company's income tax expense in 1995 was $1.1 million, as compared to $11.9 million in 1994. The Company's effective tax rate in 1995 was 103.2%, as compared to 40.8% in 1994, primarily due to the effect of the Company's one-time charges incurred in 1995. Excluding these charges, the Company's effective tax rate would have been 42.3% in 1995. This increase was primarily attributable to a decrease in earnings before taxes, while book to tax permanent differences remained constant.

     Effective October 1, 1995, the Company adopted SFAS No. 121. As a result of this adoption, the Company incurred a charge of $1.4 million in 1995.

     Effective January 1, 1995, the Company changed its policy from capitalizing internally developed software costs to expensing them as incurred. The impact on 1995 as a result of this change exclusive of the cumulative effect of $0.3 million (before income tax effect) was to reduce net income by $0.2 million.

     As a result of factors described above, the Company incurred a net loss of $212,000 in 1995, as compared to net income of $17.2 million, or 3.9% of net sales, in 1994. Excluding one-time charges relating to the CVS Strategic Program, the Company's net income would have been $14.1 million, or 2.5% of net sales, in 1995.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     During 1994, the Company opened 29 superstores and closed 27 stores, as compared to opening 20 superstores and closing 21 stores in 1993. At the end of 1994, the Company operated 145 stores, as compared to 143 stores at the end of 1993, of which 74 were superstores, as compared to 45 superstores in 1993. Net sales increased 32.1% to $440.1 million in 1994, as compared to $333.2 million in 1993, primarily attributable to new store openings and a 5.4% increase in comparable store net sales primarily due to increased sales due to a higher proportion of "things" merchandise.

     Gross profit in 1994 was $174.4 million, or 39.6% of net sales, as compared to $133.9 million, or 40.2% of net sales, in 1993. This decrease as a percentage of net sales was primarily attributable to certain costs associated with the distribution center in 1994 and increased freight costs associated with the Company's expansion to the western United States.

     Selling, general and administrative expenses in 1994 were $142.2 million, or 32.3% of net sales, as compared to $112.1 million, or 33.7% of net sales, in 1993. This decrease as a percentage of net sales was primarily attributable to increased leverage of fixed expenses due to higher comparable store net sales, partially offset by pre-opening costs related to a higher number of new store openings in this period as compared to the prior year.

     As a result of the factors described above, operating profit in 1994 increased 48.3% to $32.2 million, or 7.3% of net sales, from $21.7 million, or 6.5% of net sales, in 1993.

     Interest expense in 1994 increased 126.8% to $3.2 million, or 0.7% of net sales, from $1.4 million, or 0.4% of net sales, in 1993. This increase is primarily attributable to a higher level of intercompany debt due to CVS in 1994 as a result of capital expenditures and working capital in support of the Company's store expansion program and to a higher weighted average interest rate of 4.9% in 1994, as compared to 3.4% in 1993.

     The Company's income tax expense in 1994 was $11.9 million, as compared to $8.6 million in 1993. The Company's effective tax rate in 1994 decreased to 40.8%, as compared to 42.4% in 1993. This decrease was primarily attributable to an increase in earnings before taxes, while book to tax permanent differences remained constant.

     As a result of the factors described above, net income in 1994 increased 46.8% to $17.2 million, or 3.9% of net sales, as compared to $11.7 million, or 3.5% of net sales, in 1993.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's capital requirements have been used primarily for capital investment in new stores, new store inventory purchases and seasonal working capital. The capital requirements and working capital needs have been funded through a combination of internally generated cash from operations, credit extended by suppliers and intercompany borrowings from CVS.

     Net cash used in operating activities in 1995 was $12.1 million, as compared to cash provided of $15.7 million in 1994. The operating cash usage increase in 1995 was primarily due to decreased profitability and a slower rate of inventory turnover. The increases in inventory and accounts payable balances from 1993 to 1994 were inflated due to the Company's transition to its current superstore prototype, a larger number of new store openings in the latter part of the fourth quarter as compared to the prior year and the timing of vendor payments. In addition, the change in accrued expenses resulted from the final utilization of the 1992 realignment reserve for traditional store closings in 1995. For the thirty-nine weeks ended September 28, 1996, net cash used in operating activities was $17.6 million, as compared to $16.4 million in the same period of the previous year. This increase was primarily due to the decrease in accounts payable caused by the timing of vendor payments, offset by a smaller increase in inventory levels due to improved inventory management. The improved management of inventory was the result of efficiencies achieved from the Company's new distribution center and more conservative inventory purchasing in 1996 as compared to 1995 which was prompted in part by the Company's negative comparable store net sales experience beginning in the second half of 1995.

     Net cash used in investing activities in 1995 was $41.3 million, as compared to $39.1 million in 1994. This increase was primarily due to higher capital expenditures associated with the Company's new 275,000 square foot distribution center in Greensboro, North Carolina in 1995 as compared to 1994. For the thirty-nine weeks ended September 28, 1996, net cash used in investing activities was $39.9 million, as compared to $34.2 million in the same period of the previous year. This increase in capital expenditures in 1996 related to an increased number of scheduled new store openings during 1996, which was partially offset by lower capital expenditures associated with the distribution center in 1996 as compared to 1995.

     Net cash provided by financing activities in 1995 was $53.5 million, as compared to $25.3 million in 1994. This increase was principally related to CVS's funding of the Company's increased working capital needs. For the thirty-nine weeks ended September 28, 1996, net cash provided by financing activities was $56.2 million, as compared to $48.3 million in the same period of the prior year. Net cash provided by financing activities in 1996 was primarily the result of CVS's funding of the Company's capital investment activities. Furthermore, the Company received a capital contribution of $130.0 million from CVS in May 1996, which was used to repay a portion of the intercompany debt. The increase was also attributable to the discontinuance of dividend payments to CVS in 1996, offset by the effect of the timing of the settlement of vendor payments.


     As of September 28, 1996, the Company owed CVS $61.5 million for intercompany borrowings. The weighted average interest rate on these borrowings from CVS for the thirty-nine weeks ended September 28, 1996 was 6.2%. The weighted average interest rate on borrowings from CVS for the years ended December 31, 1993, 1994 and 1995 was 3.4%, 4.9%, and 6.5%, respectively. In connection with the Reorganization, intercompany balances between the Company and CVS will be eliminated prior to or concurrently with closing of the Offering as follows: on October 11, 1996, CVS made contributions in the aggregate amount of $30 million to the Company, which will result in, at the time of the Offering, the Company having outstanding $13.5 million subordinated indebtedness to CVS pursuant to a note (the "Subordinated Note"). The Subordinated Note will notionally consist of a $10 million tranche ("Tranche A") and a $3.5 million tranche ("Tranche B"), each of which will be for a four year term at an interest rate of 90-day LIBOR plus the spread that would from time to time be applicable to 90-day LIBOR borrowings under the Revolving Credit Facility (which spread as of the closing of the Offering will be 1.375%). There will be no principal amortization prior to maturity. If the net proceeds to CVS of the Offering plus the net proceeds from any subsequent public or private sales of Common Stock by CVS, together with the market value of the Common Stock of which CVS continues to be the beneficial owner at December 31, 1997 (collectively, the "CVS Value")
(i) exceeds $375 million but is less than $400 million, then CVS would be required to reduce by 50% the outstanding principal amount of Tranche A; (ii) exceeds $400 million, then CVS would be required to reduce by 75% the outstanding principal amount of Tranche A; and (iii) exceeds $450 million, then CVS would be required to reduce by 100% the total outstanding principal amount of Tranche A. To the extent that the net proceeds realized by CVS on an after-tax basis from public or private sales by CVS of shares of Common Stock after the Offering exceeds (such excess, the "Appreciated Amount") the amount equal to the number of shares sold in such sales (the "Post-IPO Sold Shares") times $16.00 per share, the principal amount of Tranche B will be reduced by:
(i) 50% of the portion of the Appreciated Amount up to $2.00 times the Post-IPO Sold Shares; and (ii) 65% of the remaining portion, if any, of the Appreciated Amount (up to a maximum aggregate reduction for Tranche B of $3.5 million). The remaining intercompany balance will be repaid to CVS through borrowings under the Revolving Credit Facility or internally generated funds. The actual amount of such repayment in connection with the elimination of the intercompany balance will depend on the amount of the intercompany balance (which balance will fluctuate based primarily on the amount of working capital) as of the closing of the Offering. After the Reorganization and the Offering, the Company will have an estimated $32 million of total debt outstanding. See "Capitalization."


     The Company has received commitments from certain financial institutions for a $125 million three year senior revolving credit facility (the "Revolving Credit Facility") which facility the Company will enter into prior to the Offering. Borrowings under the Revolving Credit Facility are expected to be subject to certain conditions, including the absence of a material adverse change. The Revolving Credit Facility is anticipated to contain customary events of default as well as an event of default if any entity or related entities (other than CVS and certain of its affiliates) (i) have or acquire beneficial ownership of securities (or options therefor) having 20% or more of the voting power of the Company or (ii) possess, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract or otherwise. In addition, the Revolving Credit Facility is expected to include a number of customary covenants, including restrictions on liens and sales of assets, prohibitions on dividends and certain changes in control, and maintenance of certain financial ratios. Management expects the costs of the Revolving Credit Facility to be higher than the historical costs of the Company's intercompany borrowings reflected in the Company's historical financial statements. See "Risk Factors--Lack of Operating History as a Stand-Alone Company" and Note 9 of the Notes to Consolidated Financial Statements of the Company included herein.


     The Company's total capital expenditures are expected to be approximately $43.0 to $45.0 million in 1996 (of which $39.9 million has already been expended as of September 28, 1996) and $30.0 to $32.0 million in 1997. These capital expenditures primarily relate to new store openings, remodels of existing store locations and other capital investment activities. Management believes that the Company's cash flow from operations and the Revolving Credit Facility will be sufficient to fund anticipated capital expenditures and working capital requirements for at least the next three years.

     The Company currently operates all of its stores on an operating lease basis. Based upon the Company's prior experience, the Company estimates that the net cost of opening a superstore 35,000 to 40,000 gross square feet in size is $2.0 to $2.4 million. This amount includes $0.9 to $1.1 million of inventory (net of vendor payables), $0.9 to $1.1 million for leasehold improvements and fixtures and $225,000 to $250,000 for pre-opening expenses, which are expensed as incurred. Based on historical performance, new stores are typically profitable within their first full year of operations. Management estimates that the costs of its planned store closings will be approximately $3.0 million in 1996 and $4.0 to $5.0 million in 1997.


     The foregoing summary descriptions of the Revolving Credit Facility and the Subordinated Note do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Revolving Credit Facility and the Subordinated Note, which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.


INFLATION

     The Company does not believe that its operating results have been materially affected by inflation during the preceding three years. There can be no assurance, however, that the Company's operating results will not be affected by inflation in the future.

SEASONALITY AND QUARTERLY RESULTS

     The Company's business is subject to substantial seasonal variations. Historically, the Company has realized a significant portion of its net sales and substantially all of its net income for the year during the third and fourth quarters, with a majority of net sales and net income for such quarters realized in the fourth quarter. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings. The Company believes this is the general pattern associated with its segment of the retail industry and expects this pattern will continue in the future. Consequently, comparisons between quarters are not necessarily meaningful and the results for any quarter are not necessarily indicative of future results.

     Management anticipates that the Company's operating loss in the first quarter of 1997 may be higher than the operating loss in the first quarter of 1996, due primarily to higher occupancy costs as a result of a higher proportion of superstores located in prime real estate locations during the first quarter of 1997 as compared to the same period of 1996. These occupancy costs are less likely to be leveraged due to typically lower sales in the first quarter as compared to other quarters.

     In connection with the Offering, the Company estimates that a one-time charge of approximately $1.5 million will be recorded in the fourth quarter of 1996 related to the termination of certain executive compensation programs.

     The following table sets forth certain unaudited financial information for the Company in each quarter during 1994 and 1995 and the first three quarters of 1996. The unaudited quarterly information includes all normal recurring adjustments which management considers necessary for a fair presentation of the information shown. See "Risk Factors--Seasonality and Quarterly Fluctuations."

                                       FIRST        SECOND       THIRD        FOURTH
               1994                   QUARTER      QUARTER      QUARTER      QUARTER        YEAR
----------------------------------    --------     --------     --------     --------     --------
                                      (DOLLARS IN THOUSANDS)
Net sales.........................    $ 87,170     $ 89,356     $120,138     $143,454     $440,118
Gross profit......................      33,593       35,191       47,538       58,075      174,397
Operating profit..................       2,197        2,927       10,240       16,878       32,242
Net income........................         959        1,242        5,394        9,603       17,198
Percentage increase in comparable
  store net sales.................         5.6%         3.8%         6.7%         5.7%         5.4%
Total stores (end of period)......         136          135          134          145          145

                                       FIRST        SECOND       THIRD        FOURTH
               1995                   QUARTER      QUARTER      QUARTER      QUARTER        YEAR
----------------------------------    --------     --------     --------     --------     --------
                                      (DOLLARS IN THOUSANDS)
Net sales.........................    $115,298     $124,290     $138,050     $177,457     $555,095
Gross profit......................      42,787       47,896       54,666       64,584(1)   209,933
Operating profit (loss)...........       2,890        4,667        6,432       (5,856)(1)    8,133
Net income (loss).................         682        1,644        2,599       (5,137)(1)     (212)
Percentage increase (decrease) in
  comparable store net sales......         1.4%         4.7%        (6.6%)(2)     (3.3%)(2)     (1.5%)(2)
Total stores (end of period)......         139          142          146          155          155

                                       FIRST        SECOND       THIRD
               1996                   QUARTER      QUARTER      QUARTER
----------------------------------    --------     --------     --------
                                      (DOLLARS IN THOUSANDS)
Net sales.........................    $138,167(2)  $147,649(2)  $180,438
Gross profit......................      50,498       56,252       69,159
Operating profit (loss)...........      (1,011)       1,026        9,279
Net income (loss).................      (1,786)        (411)       4,966
Percentage increase (decrease) in
  comparable store net sales......         1.7%(2)     (6.7%)(2)      2.9%
Total stores (end of period)......         148          155          156

---------------

(1) Excluding the charges relating to the CVS Strategic Program, gross profit, operating profit and net income in the fourth quarter of 1995 would have been $72.8 million, $17.5 million and $9.0 million, respectively.

(2) Comparable store net sales were negatively affected primarily due to new competitive intrusions in existing markets during the second half of 1995 and the first half of 1996 at approximately 40% of the Company's superstores included in the comparable store base which previously had limited competition from other superstores. In addition, the fluctuation between the first and second quarter in 1996 is due in part to the inclusion of the Easter selling season in the first quarter of 1996, as compared to its inclusion in the second quarter in 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    BUSINESS

GENERAL

     Linens 'n Things is one of the leading, national large format retailers of home textiles, housewares and home accessories operating in 33 states. According to Home Textiles Today, Linens 'n Things was the largest specialty retailer (as measured by sales) in the home linens category in 1995. As of September 28, 1996, the Company operated 117 superstores averaging approximately 32,000 gross square feet in size and 39 smaller traditional stores averaging approximately 10,000 gross square feet in size. The Company's newest stores range between 35,000 and 40,000 gross square feet in size and are located in strip malls or power center locations. The Company's business strategy is to offer a broad assortment of high quality, brand name merchandise at everyday low prices, provide efficient customer service and maintain low operating costs.

     Linens 'n Things' extensive selection of over 25,000 SKUs in its superstores is driven by the Company's commitment to offering a broad and deep assortment of high quality, brand name "linens" (e.g., bedding, towels and pillows) and "things" (e.g., housewares and home accessories) merchandise. Brand names sold by the Company include Wamsutta, Cannon, Laura Ashley, Martex, Waverly, Royal Velvet, Braun, Krups, Calphalon and Henckel. The Company also sells an increasing amount of merchandise under its own private label (approximately 10% of sales) which is designed to supplement the Company's offering of brand name products by offering high quality merchandise at value prices. The Company's merchandise offering is coupled with a "won't be undersold" everyday low pricing strategy with price points substantially below regular department store prices and comparable with or below department store sale prices.

     From its founding in 1975 through the late 1980's, the Company operated a chain of traditional stores ranging between 7,500 and 10,000 gross square feet in size. Beginning in 1990, the Company introduced its superstore format which has evolved from 20,000 gross square feet in size to its current size of 35,000 to 40,000 gross square feet, offering a broad merchandise assortment in a more visually appealing, customer friendly format. The Company's introduction of superstores has resulted in the closing or relocation of 102 of the Company's traditional stores through September 28, 1996. As a result of superstore openings and traditional store closings, the Company's gross square footage more than tripled from 1.2 million to 4.1 million between January 1991 and September 28, 1996, although its store base only increased 11% from 141 to 156 during this period. Over this same period, the Company's net sales increased from $202.1 million for the year ended December 31, 1990 to $643.7 million for the twelve months ended September 28, 1996. As part of this strategy, the Company instituted centralized management and operating programs and invested significant capital in its distribution and management information systems infrastructure in order to control operating expenses as the Company grows. In addition, as part of its strategic initiative to capitalize on customer demand for one-stop shopping destinations, the Company has balanced its merchandise mix from being driven primarily by the "linens" side of its business to a fuller assortment of "linens" and "things." The Company estimates that the "things" side of its business has increased from less than 10% of net sales in 1991 to 35% in 1996.

BUSINESS STRATEGY

     The Company's business strategy is to offer a broad assortment of high quality, brand name products at everyday low prices, provide efficient customer service and maintain low operating costs. Key elements of the Company's business strategy are as follows:

     Offer a Broad Assortment of Quality Name Brands at Everyday Low
Prices. Linens 'n Things' merchandising strategy is to offer the largest breadth of selection in high quality, brand name fashion home textiles, housewares and home accessories at everyday low prices. The Company offers over 25,000 SKUs in its superstores across six departments, including bath, home accessories, housewares, storage, top of the bed and window treatments. The Company continues to explore opportunities to increase sales in its "things" merchandise while maintaining the strength of its "linens" portion of the business. The Company's long-term goal is to increase the sales of the "things" merchandise to approximately 50% of net sales. See "--Growth Strategy--Increase Productivity of Existing Store Base." The Company is one of the largest retailers of brand names, including Wamsutta, Laura Ashley, Martex, Waverly, Royal Velvet, Braun, Krups and Calphalon. The

Company also sells an increasing amount of merchandise under its own private label (approximately 10% of sales) which is designed to supplement the Company's offering of brand name products by offering high quality merchandise at value prices. The Company believes its prices are typically well below the non-sale prices offered by department stores and are comparable to or slightly below the sale prices offered by such stores. In addition, the Company maintains a "won't be undersold" approach which guarantees its customers prices as low as those offered by any of its competitors.

     Provide Efficient Customer Service and Shopping Convenience. To enhance customer satisfaction and loyalty, Linens 'n Things strives to provide prompt, knowledgeable sales assistance and enthusiastic customer service. Linens 'n Things emphasizes competitive wages, training and personnel development in order to attract and retain well-qualified, highly motivated employees committed to providing efficient customer service. Linens 'n Things also endeavors to provide more knowledgeable sales associates by providing training through various programs which include management training, daily sales associate meetings and vendor product support seminars. In addition, the Company has taken initiatives to enhance the speed of its customer service, including installing satellite transmission for credit card authorizations and upgrading its current point-of-sale ("POS") system. The customer's experience is also enhanced by the availability of sales associates who, since the transfer of inventory and receiving responsibilities from the stores to the distribution center, have redirected their focus from the backroom to the selling floor. The Company's superstore format is designed to save the customer time by having inventory visible and accessible on the selling floor for immediate purchase. A number of the superstores have additional in-store customer services, such as same day monogramming, and the Company is currently in the process of implementing a bridal registry service in all of its stores, which it expects will be completed in 1997. The Company believes its knowledgeable sales staff and efficient customer service, together with the Company's liberal return policy, create a positive shopping experience which engenders customer loyalty.

     Maintain Low Operating Costs. A cornerstone of the Company's business strategy is its commitment to maintaining low operating costs. In addition to savings realized through sales volume efficiencies, operational efficiencies are expected to be achieved through the streamlining of the Company's centralized merchandising structure, the use of integrated management information systems and the utilization of the distribution center. The Company believes that its significant investment in the technology of its management information systems and in its distribution center will allow the Company to grow without requiring significant additional capital contributions to its infrastructure through 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company is able to limit its advertising expenses by relying upon an everyday low price strategy which reduces the Company's need to advertise sales.

GROWTH STRATEGY

     NEW SUPERSTORE EXPANSION. The Company's expansion strategy is to increase market share in existing markets and to penetrate new markets in which the Company believes it can become a leading operator of home furnishings superstores. Management believes that the new markets will be primarily located in the western region of the United States in trading areas of 200,000 persons within a ten-mile radius and with demographic characteristics that match the Company's target profile. In addition, the Company may in the future explore opportunities to expand abroad. The Company believes that it is well-positioned to take advantage of the continued market share gain by the superstore chains in the home furnishings sector. The Company believes there is an opportunity to more than triple the number of its current prototype superstores across the country, providing the Company with significant growth opportunities to profitably enter new markets, as well as backfill in existing markets. In 1996, the Company plans to open 36 new superstores, of which 18 have been opened as of September 28, 1996, and close 18 stores (primarily traditional stores), of which 17 stores have been closed as of such date. In 1997, the Company plans to open 20 to 25 new superstores and close approximately 10 to 12 stores (primarily traditional stores).

     The following table sets forth information concerning the Company's expansion program during the most recent five years:

                                          SQUARE FOOTAGE                STORE COUNT
                                      -----------------------     -----------------------
 YEAR       OPENINGS     CLOSINGS     BEGIN YEAR     END YEAR     BEGIN YEAR     END YEAR
-------     --------     --------     ----------     --------     ----------     --------
1992           22           21         1,350         1,633           143           144
1993           20           21         1,633         2,078           144           143
1994           29           27         2,078         2,865           143           145
1995           28           18         2,865         3,691           145           155
1996(1)        36           18         3,691         4,836           155           173

---------------

(1) Estimated

     Linens 'n Things focuses on opening new superstores in metropolitan areas where it believes it can become a leading retailer of home-related products. The Company's goal is to enter two to three new markets a year through its expansion efforts. Markets for new superstores are selected on the basis of demographic factors, such as income, population and number of households. Linens 'n Things focuses its site locations on prime locations within trading areas of 200,000 persons within a ten-mile radius and demographic characteristics that match the Company's target profile. The Company's stores are located predominantly in power strip centers and, to a lesser extent, in malls and as stand-alone stores.

     The Company currently operates all of its superstores on an operating lease basis. Based upon the Company's prior experience, the Company estimates that the net cost of opening a superstore 35,000 to 40,000 gross square feet in size is $2.0 to $2.4 million. This amount includes $0.9 to $1.1 million of inventory (net of vendor payables), $0.9 to $1.1 million for leasehold improvements and fixtures and $225,000 to $250,000 for pre-opening expenses, which are expensed as incurred. Based on historical performance, new stores are typically profitable within their first full year of operations. Management estimates that the costs of its planned store closings will be approximately $3.0 million in 1996 and $4.0 to $5.0 million in 1997. The Company believes that its current management infrastructure and management information systems, together with its new distribution center, are capable of supporting planned expansion through 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

     INCREASE PRODUCTIVITY OF EXISTING STORE BASE. The Company is committed to increasing its net sales per square foot, inventory turnover ratio and return on invested capital. The Company believes the following initiatives will allow it to achieve these goals:

     Enhance Merchandise Mix and Presentation. The Company continues to explore opportunities to increase sales of "things" merchandise without sacrificing market share or customer image in the "linens" side of the business. The Company's long-term goal is to increase the sales of the "things" merchandise to approximately 50% of net sales as part of its strategic initiative to capitalize on customer demand for one-stop shopping destinations. The Company expects this shift to positively impact net sales per square foot and inventory turnover since "things" merchandise tends to be more impulse driven merchandise as compared to the "linens" portion of the business and therefore increases the average sale per customer. In addition, sales of "things" merchandise typically result in higher margins than "linens" products. The Company plans on regularly introducing new products which it expects will increase sales and generate additional customer traffic.

     In addition, the Company intends to continue improving its merchandising presentation techniques, space planning and store layout to further improve the productivity of its existing and future superstore locations. The Company periodically restyles its stores to incorporate new offerings and realign its store space with its growth segments. The Company expects that the addition of in-store customer services, such as the bridal registry service, will further improve its store productivity.

     Increase Operating Efficiencies. As part of its strategy to increase operating efficiencies, the Company has invested significant capital in building a centralized infrastructure, including a distribution center and a management information system, which it believes will allow it to maintain low operating costs as it pursues its superstore expansion strategy. In July 1995, the Company began full operations of its 275,000 square foot distribution center in Greensboro, North Carolina. Management estimates that by the end of 1996 approximately 80% of merchandise will be received at the distribution center, as compared to approximately 20% of merchandise received at the Company's distribution center in 1995. Management believes that the increased utilization of the distribution center will result in lower average freight costs, more efficient scheduling of inventory shipments to the stores, improved inventory turnover, better in-stock positions and improved information flow. The Company believes that the transfer of inventory receiving responsibilities from the stores to the distribution center allows the store sales associates to redirect their focus to the sales floor, thereby increasing the level of customer service. The warehouse portion of the distribution center provides the Company flexibility to manage safety stock and take advantage of opportunistic purchases. The Company's ability to effectively manage its inventory is also enhanced by a centralized merchandising management team and its MIS system which allows the Company to more accurately monitor and better balance inventory levels and improve in-stock positions in its stores.

     Continue Conversion of Store Base to Superstore Format. As of September 28, 1996, the Company operated 117 superstores, representing 73% of its total stores, and 39 traditional stores. The Company plans to close or relocate approximately 12 of the 39 traditional stores by the end of 1997. Although the remaining traditional stores are currently profitable, the Company's long-term plans include closing most of the remaining traditional stores as opportunities arise.

INDUSTRY

     According to U.S. Department of Commerce data, total industry sales of products sold in the Company's stores, which primarily includes home textiles, housewares and decorative furnishings categories, were estimated to be over $60 billion in 1995. The market for home furnishings is fragmented and highly competitive. Specialty superstores are the fastest growing channel of distribution in this market. In 1995, the three largest specialty superstore retailers of fashion home textiles (including the Company) had aggregate sales of approximately $1.4 billion, representing less than 3% of the industry's total unit sales.

     The Company competes with many different types of retailers that sell many or most of the items sold by the Company, including department stores, mass merchandisers, specialty retail stores and other retailers. Linens 'n Things generally classifies its competition within one of the following categories:

     Department Stores: This category includes national and regional department stores such as J.C. Penney Company Inc., Sears, Roebuck and Co., Dillard Department Stores, Inc. and the department store chains operated by Federated Department Stores, Inc. and The May Department Store Company. These retailers offer branded merchandise as well as their own private label furnishings in a high service environment. Department stores also offer certain designer merchandise, such as Ralph Lauren, which is not generally distributed through the specialty and mass merchandise distribution channels. In general, the department stores offer a more limited selection of merchandise than the Company. The prices offered by department stores during off-sale periods are significantly higher than those of the Company and during on-sale periods are comparable to or slightly higher than those of the Company.

     Mass Merchandisers: This category includes companies such as Wal-Mart Stores, Inc., the Target Stores division of Dayton Hudson Corporation and Kmart Corporation. Fashion home furnishings represent only a small portion of the total merchandise sales in these stores and reflect a significantly more limited selection with fewer high quality name brands and lower quality merchandise at lower price points than specialty stores or department stores. In addition, these mass merchandisers typically have more limited customer services staffs than the Company.

     Specialty Stores/Retailers: This category includes large format home furnishings retailers most similar to Linens 'n Things, including Bed Bath & Beyond Inc., Home Place and Strouds, Inc. and smaller niche retailers such as Crate & Barrel, Lechters, Inc. and Williams-Sonoma, Inc. The Company estimates that large format stores range in size from approximately 30,000 to 50,000 gross square feet and offer a home furnishings merchandise selection of approximately 20,000 to 30,000 SKUs. The Company believes that these retailers have similar pricing on comparable brand name merchandise and that they compete by attempting to develop loyal customers and increase customer traffic by providing a single outlet to satisfy all the customer's household needs. The niche retailers are typically smaller in size than the large format superstores and offer a highly focused and broad assortment within a specific niche. The prices offered by niche retailers are often higher than the large format superstores and most do not maintain an everyday low price strategy.

     Other Retailers: This category includes mail order retailers, such as Spiegel Inc. and Domestications, off-price retailers, such as the T.J. Maxx and Marshall's divisions of the TJX Companies, Inc. and local "mom and pop" retail stores. Both mail order retailers and smaller local retailers generally offer a more limited selection of brand name merchandise at prices which tend to be higher than those of the Company. Off-price retailers typically offer close-out or out of season brand name merchandise at competitive prices.

MERCHANDISING

     The Company offers quality home textiles, housewares and home accessories at everyday low prices. The Company's strategy consists of a commitment to offer a breadth and depth of selection and to create merchandise presentation that makes it easy to shop in a visually pleasing environment. The stores feature a "racetrack" layout, enabling the customer to visualize and purchase fully coordinated and accessorized ensembles. Seasonal merchandise is featured at the front of every store to create variety and excitement and to capitalize on key selling seasons including back-to-school and holiday events.

     The Company's extensive merchandise offering of over 25,000 SKUs enables its customers to select from a wide assortment of styles, brands, colors and designs within each of the Company's major product lines. The Company is committed to maintaining a consistent in-stock inventory position. This presentation of merchandise enhances the customer's impression of a dominant assortment of merchandise in an easy to shop environment. The Company's broad and deep merchandise offering is coupled with everyday low prices that are substantially below regular department store prices and comparable with or slightly below department store sale prices. The Company has adopted a "won't be undersold" approach and believes that the uniform application of its everyday low price policy is essential to maintaining the integrity of this policy. This is an important factor in establishing its reputation as a price leader and in helping to build customer loyalty. In addition, the Company offers on a regular basis "special" purchases which it obtains primarily through opportunistic purchasing to enhance its high value perception among its customers.

     The Company also sells an increasing amount of merchandise under its own private label (approximately 10% of net sales) which is designed to supplement the Company's offering of brand name products by offering high quality merchandise at value prices. The Company believes its private label program will continue to enhance customer awareness of its superstores and provides a distinct competitive advantage. Merchandise directly imported represented approximately 5% of net sales in 1995.

     Merchandise and sample brands offered in each major department are highlighted below:

     DEPARTMENT                       ITEMS SOLD                         SAMPLE BRANDS
---------------------    ------------------------------------    ------------------------------
Bath                     Towels, shower curtains, waste          Fieldcrest, Martex, Royal
                         baskets, hampers, bathroom rugs and     Velvet and Springmaid.
                         wall hardware.
Home Accessories         Decorative pillows, napkins,            Dakotah, Waverly and Laura
                         tablecloths, placemats, lamps,          Ashley.
                         gifts, picture frames and framed
                         art.
Housewares               Cookware, cutlery, kitchen gadgets,     Braun, Krups, Calphalon,
                         small electric appliances (such as      Henckel, Mikasa, Circulon,
                         blenders and coffee grinders),          Faberware, Black & Decker,
                         dinnerware, flatware and glassware.     Kitchen Aid, Copco and
                                                                 International Silver.
Storage                  Closet-related items (such as           Rubbermaid and Closetmaid.
                         hangers, organizers and shoe racks).
Top of the Bed           Sheets, comforters, comforter           Wamsutta, Laura Ashley,
                         covers, bedspreads, bed pillows,        Revman, Croscill, Fieldcrest,
                         blankets and mattress pads.             Springmaid, Royal Sateen and
                                                                 Beautyrest.
Window Treatment         Curtains, valances and window           Croscill, Graber, Bali,
                         hardware.                               Waverly and Laura Ashley.

     As part of a strategic effort to capitalize on consumer demand for one-stop shopping destinations, the Company has balanced its merchandise mix from being driven primarily by the "linens" side of its business to a fuller assortment of "linens" and "things." The Company estimates that the "things" side of its business has increased from less than 10% of its net sales in 1991 to 35% in 1996. The Company continues to explore opportunities to increase sales of "things" merchandise while maintaining the strength of its "linens" side of the business. The Company's long-term goal is to increase the sales of "things" merchandise to approximately 50% of net sales. See "--Growth Strategy--Increase Productivity of Existing Store Base."

     The Company's "racetrack" layout allows customers to easily shop between corresponding departments and stimulates impulse sales by encouraging the customers to shop the entire store. The Company also believes its stores allow customers to locate products easily and reinforce the customer's perception of an extensive merchandise selection. In addition, the Company actively works with vendors to improve the customers' in-store experience through designing displays, unique packaging and product information signs that optimally showcase its product offering and by training associates in product education in order to maximize service to the customer.

CUSTOMER SERVICE

     Linens 'n Things treats every customer as a guest. The Company's philosophy supports enhancing the guest's entire shopping experience and believes that all elements of service differentiate them from the competition. To facilitate the ease of shopping, the assisted self service culture is complimented by trained department specialists, zoned floor coverage, product information displays and videos, self demonstrations and vendor supported training seminars. This philosophy is designed to encourage guest loyalty as well as continually develop knowledgeable Company associates. A number of the superstores have in-store services, such as monogramming, and the Company is currently in the process of implementing a bridal registry service in all of its stores. The entire store team is hired and trained to be highly visible in order to assist guests with their selections. The ability to assist guests has been enhanced by the transfer of inventory receiving responsibilities from the stores, allowing sales associates to focus on the sales floor. Enhanced management systems which provide efficient customer service and liberal return procedures are geared toward making each guest's final impression of visiting a store a convenient, efficient and pleasant experience.

ADVERTISING

     Advertising programs are focused on building and strengthening the Linens 'n Things superstore concept and image. Because of the Company's commitment to everyday low prices, advertising vehicles are aggressively used in positioning the Company among new and existing customers by communicating price, value and breadth and depth of selection, with a "won't be undersold" approach. The Company focuses its advertising programs during key selling seasons such as back-to-school and holidays.

     The Company primarily uses full color inserts in newspapers to reach its customers. In addition, the Company periodically advertises on television and radio during peak seasonal periods or promotional events. Grand opening promotional events are used to support new stores, with more emphasis placed on those located in new markets. The Company's marketing programs are targeted at its primary customer base of women, age 35-55, with household income greater than $50,000.

STORES

     The Company's 156 stores are located in 33 states, principally in suburban areas of medium and large sized cities. Store locations are targeted primarily for power strip centers and mall-proximate sites in densely populated areas within trading areas of 200,000 persons within a ten-mile radius.

     The Company's superstores range in size from 19,000 to 50,000 gross square feet, but are predominantly between 35,000 and 40,000 gross square feet in size. The Company's traditional stores range in size from 7,500 to 10,000 gross square feet. In both superstores and traditional stores, approximately 85% to 90% of store space is used for selling areas and the balance for storage, receiving and office space.

     For a list of store locations as of September 28, 1996, see the inside front cover of this prospectus.

PURCHASING AND SUPPLIERS

     The Company maintains its own central buying staff, comprised of one Senior Vice President, two Vice Presidents and twelve Buyers. The merchandising mix for each store is selected by the central buying staff in consultation with district store managers. The Company purchases its merchandise from approximately 1,000 suppliers. Springs Industries, Inc., through its various operating companies, supplied approximately 15% of the Company's total purchases in 1995. In 1995, the Company purchased a significant amount of products from other key suppliers. See "Risk Factors--Reliance on Key Vendors." Due to its breadth of selection, the Company is often one of the largest customers for certain of its vendors. The Company believes that this buying power and its ability to make centralized purchases generally allow it to acquire products at favorable terms. In addition, the Company has established programs with certain vendors that allow merchandise to be shipped floor-ready and pre-ticketed with the Company's price labels, increasing overall operating efficiency. In 1995, approximately 95% of the Company's merchandise was purchased in the United States.

DISTRIBUTION

     In 1995, the Company began full operations of its 275,000 square foot state-of-the-art distribution center in Greensboro, North Carolina. The system that supports this facility was designed to use the latest electronic data interchange ("EDI") capabilities to optimize allocation of product to the locations that achieve the highest sales and inventory productivity potential. Management believes that the utilization of the centralized distribution center has resulted in lower average freight expense, more timely control of inventory shipment to stores, improved inventory turnover, better in-stock positions and improved information flow. In addition, the transfer of inventory receiving responsibilities from the stores to the distribution center allows the sales associates to redirect their focus to the sales floor, thereby increasing the level of customer service. The Company believes strong distribution support for its stores is a critical element to its growth strategy and is central to its ability to maintain a low cost operating structure.

     The Company manages the distribution process centrally from its corporate headquarters. Purchase orders issued by Linens 'n Things are electronically transmitted to the majority of its suppliers. By the end of 1996, the Company anticipates that 80% of its total inventory will be received through the distribution center. The balance of the Company's merchandise is directly shipped to individual stores. The Company plans to continue efforts to ship as much merchandise through the distribution center as possible to ensure all benefits of the Company's logistics strategy are fully leveraged. Continued growth will also facilitate new uses of EDI technologies between Linens 'n Things and its suppliers to exploit the most productive and beneficial use of its assets and resources.

     As of September 28, 1996, the distribution center was utilized at approximately 50% of capacity. Management estimates that the distribution center can support the Company's growth through the end of 1998. As the Company continues to open more superstores in the western United States, another distribution center may be necessary or desirable to support the further growth of the Company. Such a distribution center would further increase freight savings and reduce transit time to the western stores. In order to realize greater efficiency, the Company uses third party delivery services to ship its merchandise from the distribution center to its stores.

MANAGEMENT INFORMATION SYSTEMS

     Over the last three years, the Company has made significant investment in technology to improve customer service, gain efficiencies and reduce operating costs. Linens 'n Things has installed a customized IBM AS400 management information system, which integrates all major aspects of the Company's business, including sales, distribution, purchasing, inventory control, merchandise planning and replenishment and financial systems. The Company utilizes POS terminals with price look-up capabilities for both inventory and sales transactions on a SKU basis which the Company is currently in the process of upgrading. Information obtained daily by the system results in automatic inventory replenishment in response to specific requirements of each superstore. The upgraded terminals will also enable the store operator to initiate the credit approval process and will have the capability to support the Company's planned bridal registry service. The Company has further integrated its planning process through a comprehensive EDI system used for substantially all purchase orders, invoices and bills of lading and which, combined with automatic shipping notice technology used in the distribution systems, creates additional efficiencies by capturing data through bar codes thereby reducing clerical errors and inventory shrinkage.

     The Company believes its management information systems have fully integrated the Company's stores, distribution and home office. The Company continually evaluates and upgrades its management information systems on a regular basis to enhance the quantity, quality and timeliness of information available to management.

STORE MANAGEMENT AND OPERATIONS

     Each superstore is staffed with one General Manager, two to four Merchandise Managers and one Receiving Manager. The operations of each store are supervised by one of 19 District Managers and one of three Zone Vice Presidents. Each Zone Vice President reports to the Senior Vice President of Store Operations.

     The Company places a strong emphasis on its people, their development and opportunity for advancement, particularly at the store level. The Company's commitment to maintaining a high internal promotion rate is best exemplified through the practice of opening each new store with a seasoned management crew, who participate in training at an existing store immediately prior to the new opening. As a result, the vast majority of General Managers opening a new store have significant experience at the Company. Additionally, the structured management training program requires each new associate to learn all facets of the business within the framework of a fully operational store. This program includes, among other things, product knowledge, merchandise presentation, business and sales perspective, employee relations and manpower planning, complimented at the associate level through daily product knowledge seminars and structured register training materials and proficiencies. The Company believes that its policy of promoting from within the Company, as well as the opportunities for advancement generated by its ongoing store expansion program, serve as incentives to attract and retain quality individuals which, the Company believes, results in lower turnover.

     Linens 'n Things stores are open seven days a week, generally from 10:00 a.m. to 9:00 p.m. Monday through Saturday and 11:00 a.m. to 6:00 p.m. on Sunday, unless affected by local laws.

EMPLOYEES

     As of September 1996, the Company employed approximately 5,900 people of whom approximately 2,450 were full-time employees and 3,450 were part-time employees. Less than 7% of employees are non-store personnel. None of the Company's employees are represented by unions, and the Company believes that its relationship with its employees is good.

COMPETITION

     The Company believes that although it will continue to face competition from retailers in all four of the categories referred to in "Business--Industry," its most significant competition is from the large format specialty stores. The home textiles industry is becoming increasingly competitive as several specialty retailers are in the process of expanding into new markets. In addition, as the Company expands into new markets, it will face new competitors. In the second half of 1995 and the first half of 1996, the Company experienced relatively higher new competitive intrusions in existing markets at approximately 40% of the superstores included in the comparable store base which previously had limited competition from other superstores, negatively impacting comparable store net sales. The visibility of the Company may encourage additional competitors or may encourage existing competitors to imitate the Company's format and methods. If any of the Company's major competitors seek to gain or retain market share by reducing prices, the Company may be required to reduce its prices in order to remain competitive.

     The Company believes that the ability to compete successfully in its markets is determined by several factors, including price, breadth and quality of product selection, in-stock availability of merchandise, effective merchandise presentation, customer service and superior store locations. The Company believes that it is well positioned to compete on the basis of these factors. Nevertheless, there can be no assurance that any or all of the factors that enable the Company to compete favorably will not be adopted by companies having greater financial and other resources than the Company.

PROPERTIES

     The Company currently leases all of its existing stores and expects that its policy of leasing rather than owning will continue as it expands. The Company's leases provide for original lease terms that generally range from 5 to 20 years and certain of the leases provide for renewal options that range from 5 to 15 years at increased rents. Certain of the leases provide for scheduled rent increases (which, in the case of fixed increases, the Company accounts for on a straight line basis over the noncancelable lease term) and certain of the leases provide for contingent rent (based upon store sales exceeding stipulated amounts). Prior to the Offering, CVS has acted as guarantor on substantially all of the Company's store leases. After the Offering, CVS will: (i) remain obligated under its guarantees of the Company's store leases where CVS has guaranteed such leases in the past (including extensions and renewals provided for in the terms of such leases at the time such guarantees were furnished; and
(ii) guarantee certain new leases identified in the Stockholder Agreement through the initial term thereof. Except for the foregoing, CVS will no longer enter into any guarantees of leases on behalf of the Company. See "Risk Factors--Lack of Operating History as a Stand-Alone Company."

     The Company owns its 275,000 square foot distribution center in North Carolina. The Company leases its 59,000 square foot corporate office in Clifton, New Jersey.

LEGAL PROCEEDINGS

     There are no material legal proceedings against the Company. The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

TRADE NAMES AND SERVICE MARKS

     The Company uses the "Linens 'n Things" name as a trade name and as a service mark in connection with retail services. The Company has registered the "Linens 'n Things" logo as a service mark with the United States Patent and Trademark Office. Management believes that the name Linens 'n Things is an important element of the Company's business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information regarding the executive officers and directors of the Company.

             NAME                 AGE                           POSITION
------------------------------    ----    ----------------------------------------------------
Norman Axelrod................      44    Chief Executive Officer, President and Director
James M. Tomaszewski..........      48    Senior Vice President, Chief Financial Officer
Steven B. Silverstein.........      36    Senior Vice President, General Merchandise Manager
Hugh J. Scullin...............      47    Senior Vice President, Store Operations
Stanley P. Goldstein..........      62    Director
Charles C. Conaway............      36    Director

     Mr. Axelrod has been Chief Executive Officer and President of the Company since 1988. Prior to joining Linens 'n Things, Mr. Axelrod held various management positions at Bloomingdale's between 1976 to 1988 including: Buyer, Divisional Merchandise Manager, Vice President/Merchandise Manager and Senior Vice President/General Merchandise Manager. Mr. Axelrod earned his B.S. from Lehigh University and his M.B.A. from New York University.

     Mr. Tomaszewski has served as Senior Vice President, Chief Financial Officer since joining Linens 'n Things in 1994. Mr. Tomaszewski began his career with J.L. Hudsons Department Store in Detroit in 1970. In 1982, he was promoted to Vice President Controller of Diamonds Department Store in Tempe, Arizona. In 1985, he joined Filene's Department Store as Vice President, Controller, and later that year he was promoted to Senior Vice President & Chief Financial Officer for Filene's Basement. In 1987, Mr. Tomaszewski joined Lechmere's in Boston as Senior Vice President and Chief Financial Officer. In 1992, he was promoted to Executive Vice President Retail Operations at Lechmere's and elected to Lechmere's Board of Directors. Mr. Tomaszewski has a B.S. in Finance and Economics and an M.B.A. in Finance from Wayne State University.

     Mr. Silverstein joined Linens 'n Things in 1992 as Vice President, General Merchandise Manager. Prior to joining Linens 'n Things, Mr. Silverstein was Merchandise Vice President of Home Textiles at Bloomingdales from 1985 to 1992. Mr. Silverstein has been Senior Vice President, General Merchandise Manager since 1993. He received his B.A. from Cornell University and his M.B.A. from Wharton Business School.

     Mr. Scullin joined Linens 'n Things in 1989 as Vice President, Store Operations. Mr. Scullin has been Senior Vice President, Store Operations since 1994. From 1978 to 1987, Mr. Scullin held various management positions with The Gap, Inc., including Zone Vice President at both The Gap and Banana Republic from 1984 to 1987. From 1987 to 1989, Mr. Scullin was Vice President of Stores with Alcott and Andrews. Mr. Scullin graduated from St. Joseph's University with a B.S. in Marketing Management.

     Mr. Goldstein is Chairman and Chief Executive Officer of CVS. Mr. Goldstein has served in various capacities at CVS since 1969. He served as President of CVS from January 1987 to January 1994 and as Executive Vice President of CVS from 1984 to December 1986. Prior to that, he served as President of CVS Corporation which was a division of Melville Corporation. Mr. Goldstein also serves on the board of NYNEX. Mr. Goldstein received his B.S. from The Wharton School of the University of Pennsylvania.

     Mr. Conaway is Executive Vice President, Chief Financial Officer and a Director of CVS. Mr. Conaway has served as Director since 1996. Prior to joining CVS, he held the position of Executive Vice President and Chief Operating Officer for Reliable Drug Stores, Inc. Mr. Conaway joined CVS in 1992 as the Senior Vice President, Pharmacy and has held his current positions since 1995. Mr. Conaway holds a B.S. in Accounting from Michigan State University and an M.B.A. from the University of Michigan.

     The Board of Directors, which is expected to consist of seven members, will be divided into three classes, with each class holding office for staggered three-year terms. The terms of two of the additional directors will expire at the 1997 annual meeting of the Company's shareholders, the terms of Mr. Goldstein and one additional director will expire at the 1998 annual meeting of the Company's shareholders and the terms of Messrs. Axelrod and Conaway and one additional director will expire at the 1999 annual meeting of the Company's shareholders. The Company's officers are elected by the Board of Directors for one-year terms and serve at the discretion of the Board of Directors. After the Offering, the Company will appoint four additional directors to the Board of Directors, none of which will be associated with CVS or management of the Company.

     At the time of the Offering, the Stockholder Agreement provides that CVS shall have the right to designate (i) two members of the Board of Directors of the Company so long as CVS in aggregate owns at least 15% of the total votes represented by the total outstanding voting stock, (ii) one member of the Board of Directors of the Company, so long as CVS in aggregate owns at least 5% but less than 15% of the total outstanding voting stock, and (iii) zero members of the Board of Directors of the Company as soon as CVS in aggregate owns less than 5% of the total outstanding voting stock.

KEY MANAGERS

     The following table sets forth information regarding the key managers of the Company.

             NAME                 AGE                           POSITION
------------------------------    ---     ----------------------------------------------------
William T. Giles..............    37      Vice President, Finance, Controller
Matthew J. Meaney.............    50      Vice President, Management Information Systems
Brian D. Silva................    40      Vice President, Human Resources
Dominick J. Trapasso..........    43      Vice President, Logistics

     Mr. Giles joined Linens 'n Things in 1991 as Assistant Controller and was promoted to Vice President of Finance and Controller in 1994. From 1981 to 1990 , Mr. Giles was with Price Waterhouse. From 1990 to 1991, Mr. Giles held the position of Director of Financial Reporting with Melville Corporation. Mr. Giles is a certified public accountant and member of the American Institute of Certified Public Accountants. He graduated from Alfred University with a B.A. in Accounting and Management.

     Mr. Meaney joined Linens 'n Things in 1991 as Vice President of Management Information Services. From 1985 to 1991, Mr. Meaney was Vice President of Management Information Services for Laura Ashley, Inc. Mr. Meaney received a B.S. in Economics from St. Peter's College and an M.B.A. in Finance from Seton Hall University.

     Mr. Silva has been Vice President, Human Resources, since joining Linens 'n Things in 1995. Mr. Silva was Assistant Vice President, Human Resources at the Guardian, an insurance and financial services company, from 1986 to 1995. He holds an M.A. in Organizational Development from Columbia University and an M.A. in Human Resources Management from New York Institute of Technology. Mr. Silva received his B.A. from St. John's University and an M.S. from New York Institute of Technology.

     Mr. Trapasso has been Vice President, Logistics since joining Linens 'n Things in 1993. From 1979 to 1986, he was employed with John Wanamaker as Director, Warehouse, Distribution. From 1986 to 1993, he was Senior Vice President, Distribution, Transportation at Charming Shoppes, Inc. Mr. Trapasso received his B.A. from New York University.

COMPENSATION OF DIRECTORS

     Directors who are not currently receiving compensation as officers or employees of the Company or any of its affiliates will be paid an annual retainer fee of $10,000 and a $750 fee for each meeting of the Company Board or any committee that they attend. Non-employee directors will also participate in the 1996 Non-Employee Director Stock Plan. See "--1996 Non-Employee Director Stock Plan."

EXECUTIVE COMPENSATION

     The following tables set forth the compensation paid or accrued by the Company during 1995 to its executive officers.

                           SUMMARY COMPENSATION TABLE

                                                               LONG TERM COMPENSATION
                                                           ------------------------------
                                                                       AWARDS
                                                           ------------------------------
                                            ANNUAL         RESTRICTED                            ALL
                                         COMPENSATION        STOCK          SECURITIES          OTHER
                                       ----------------     AWARD(S)        UNDERLYING       COMPENSATION
    NAME AND PRINCIPAL POSITION        SALARY     BONUS      ($)(1)      OPTIONS(#)(2)(3)       ($)(4)
------------------------------------   -------    -----    ----------    ----------------    ------------
Norman Axelrod......................   455,000       0       750,004          65,000             6,918
Chief Executive Officer and
President
Steven B. Silverstein...............   265,000       0       200,031          20,000             7,069
Senior Vice President,
General Merchandise Manager
James M. Tomaszewski................   264,000       0       100,016          15,000             5,373
Senior Vice President,
Chief Financial Officer
Hugh J. Scullin.....................   210,000       0             0           6,000             8,519
Senior Vice President, Store
Operations

---------------

(1) All restricted stock disclosed in the table is CVS restricted stock which is subject to a four year vesting period from date of grant which was April 11, 1995. On December 31, 1995 Messrs. Axelrod, Silverstein and Tomaszewski had the right to receive 25,011, 7,538 and 2,676 shares, having a market value on December 31, 1995 (based on the value of CVS common stock on that date of $30.875) of $772,214, $232,735 and $82,621, respectively. As of the date of the Offering, all shares of restricted stock will be vested, except that with respect to Mr. Axelrod, all shares which have not vested as of the closing of the Offering will be cancelled.

(2) These options are multi-year grants to buy CVS common stock which become exercisable in one-third increments over a three year period, except for Mr. Scullin who received a traditional grant which is fully exercisable one year after the grant date. An additional one-third of the options granted to Messrs. Silverstein and Tomaszewski will become vested and remain exercisable for the 90-day period following the Offering. In the case of Mr. Scullin, his options are fully exercisable for the 90-day period following the Offering. In the case of Mr. Axelrod, his options are fully exercisable following the Offering until December 31, 1999.

(3) The information shown in the table does not reflect the spinoff by CVS of Footstar, Inc. ("Footstar") in October 1996 which resulted in reducing the exercise price of the options to buy CVS common stock to 86.59% of the original exercise price shown in the table and increasing the number of securities underlying such options by 15.49%.

(4) Includes $3,918, $4,069, $2,373 and $5,519 contributed under the CVS 401K Profit Sharing Plan for Messrs. Axelrod, Silverstein, Tomaszewski and Scullin, respectively, and 56.13 ESOP shares (with a value of $3,000) contributed under the CVS Employee Stock Ownership Plan for each of these named executives.

                             OPTION GRANTS IN 1995

                                                          INDIVIDUAL GRANTS(1)(2)
                            ------------------------------------------------------------------------------------
                            NUMBER OF
                            SECURITIES      % OF TOTAL
                            UNDERLYING       OPTIONS
                             OPTIONS        GRANTED TO         EXERCISE                             GRANT DATE
                             GRANTED        EMPLOYEES        OR BASE PRICE                         PRESENT VALUE
          NAME                  #         IN FISCAL YEAR        ($/SH)         EXPIRATION DATE         $(3)
------------------------    ---------     --------------     -------------     ---------------     -------------
Norman Axelrod..........      65,000           2.1%             $37.375           4/10/2005          $ 595,197
Steven B. Silverstein...      20,000            .6%             $37.375           4/10/2005          $ 183,137
James M. Tomaszewski....      15,000            .5%             $37.375           4/10/2005          $ 137,353
Hugh J. Scullin.........       6,000            .2%             $36.250           3/29/2005          $  51,960

---------------

(1) These options are multi-year grants to buy CVS stock that become exercisable in one-third increments over a three-year period, except for Mr. Scullin who received a traditional grant which is fully exercisable one year after the grant date. An additional one-third of the options granted to Messrs. Silverstein and Tomaszewski will become vested and remain exercisable for the 90-day period following the Offering. Mr. Axelrod's options are fully exercisable following the Offering until December 31, 1999. All of the options were awarded at fair market value on the date of grant.

(2) The information shown in the table does not reflect the spinoff by CVS of Footstar in October 1996 which resulted in reducing the exercise price of the options to buy CVS common stock to 86.59% of the original exercise price shown in the table and increasing the number of securities underlying such options by 15.49%.

(3) The hypothetical present values on grant date are calculated using the Black-Scholes option pricing model which for 1995 grants was determined based on the following six inputs: (1) the option exercise price is $37.375 ($36.250 in the case of Mr. Scullin); (2) the fair value of the stock under option at the time of grant is also $37.375 ($36.250 in the case of Mr. Scullin); (3) the dividend yield is 4.07% (4.19% in the case of Mr. Scullin) which equals the $1.52 dividend to be paid to shareholders during the year prior to the date of grant of the option divided by the stock price of $37.375 ($36.250 in the case of Mr. Scullin); (4) the option term is 10 years; (5) the volatility of the stock is 19.27%, based on an analysis of weekly closing stock prices and dividends paid during the three-year period prior to the grant of the options; and (6) the assumed risk-free rate of interest is 7.32%, equivalent to a 10 year treasury yield at the time of grant of the options. No other discounts or any other restrictions related to vesting or the likelihood of vesting were applied.

      AGGREGATED OPTION EXERCISES IN 1995 AND 1995 YEAR-END OPTION VALUES

                                                                    NUMBER OF SECURITIES     VALUE OF UNEXERCISED
                                                                         UNDERLYING              IN-THE-MONEY
                                                                   UNEXERCISED OPTIONS AT     OPTIONS AT FY-END
                                                                       FY-END (#)(1)                 ($)
                                                     VALUED        ----------------------    --------------------
                              SHARES ACQUIRED       REALIZED            EXERCISABLE/             EXERCISABLE/
           NAME               ON EXERCISE (#)         ($)              UNEXERCISABLE            UNEXERCISABLE
---------------------------   ---------------    --------------    ----------------------    --------------------
Norman Axelrod.............           0                 0               42,000/65,000                 0/0
Steven B. Silverstein......           0                 0                8,500/20,000                 0/0
James M. Tomaszewski.......           0                 0                7,500/15,000                 0/0
Hugh J. Scullin............           0                 0                13,500/6,000                 0/0

---------------
(1) The information shown in the table does not reflect the spinoff by CVS of Footstar in October 1996 which resulted in reducing the exercise price of the options to buy CVS common stock to 86.59% of the original exercise price shown in the table and increasing the number of securities underlying such options by 15.49%.

EMPLOYMENT AGREEMENTS


     The Company has entered into an employment agreement with Mr. Axelrod and, prior to the Offering, expects to enter into employment agreements (each referred to in this section individually as an "Employment Agreement" and collectively as the "Employment Agreements"), effective on the date of the Offering, with the other Named Executive Officers. The following briefly summarizes the principal terms of such Employment Agreements and is qualified by reference to the full text of the Employment Agreements.


     The period of employment under the Employment Agreements extends initially for four years subject to automatic one-year extensions at the end of the initial term unless either party gives notice of non-renewal at least 180 days prior to expiration of the term. The Employment Agreements generally provide for payment of an annual base salary that will be reviewed each year, but may not be decreased from the amount in effect in the previous year. Initially, base salary will be $475,000, $275,000, $279,000 and $210,000 for Messrs. Axelrod,
Silverstein, Tomaszewski and Scullin, respectively, and there will be an annual target bonus opportunity of a minimum of 55% and a maximum of 110% of base salary for Mr. Axelrod and 40% of base salary for the other Named Executive Officers. The Employment Agreements also generally provide for (i) continued payment of base salary, incentive compensation, and other benefits for 24 months in the case of Mr. Axelrod and for 12 months in the case of the other Named Executive Officers in the event the executive's employment is terminated other than in connection with a termination by the Company for "cause" or voluntary termination by the executive without "good reason;" (ii) other restrictive covenants including non-disclosure, non-solicitation of employees and availability for litigation support; (iii) participation in certain benefit plans and programs (including pension benefits, disability and life insurance, and medical benefits); (iv) annual and long-term incentive compensation opportunities; and (v) deferred compensation arrangements (including in the case of Mr. Axelrod an initial crediting to a deferred compensation account of approximately $1,800,000 in lieu of certain accumulated pension benefits, outstanding CVS restricted stock awards and outstanding CVS stock options).

     In the event of a change in control, the Employment Agreements generally provide lump sum severance benefits equal to 2 times (2.99 for Mr. Axelrod) base salary and target bonus and continued participation in certain welfare benefit plans for 24 months (36 months for Mr. Axelrod). In addition, in the case of voluntary termination the Company may elect to pay the executive a lump sum amount equal to annual base salary plus target annual bonus in exchange for the executive's agreement not to compete with the Company for a period of one year. Upon a termination for cause, the executives have agreed not to compete with the Company for a period of one year.

     A "change in control" is defined in generally the same manner as under the 1996 Incentive Compensation Plan, as described below. "Good reason" is defined generally as demotion, reduction in compensation, unapproved relocation in the case of Mr. Axelrod or a material breach of the Employment Agreement by the Company. "Cause" is defined generally as a breach of the restrictive covenants referred to in clause (ii) above, certain felony convictions, or willful acts or gross negligence that are materially damaging to the Company.

     If payments under the Employment Agreements following a change in control are subject to the "golden parachute" excise tax, the Company will make an additional "gross-up" payment sufficient to ensure that the net after-tax amount retained by the executive (taking into account all taxes, including those on the gross-up payment) is the same as would have been the case had such excise tax not applied. The Employment Agreements obligate the Company to indemnify the executives to the fullest extent permitted by law, including the advancement of expenses, and, in the case of Mr. Axelrod, provides that the Company generally will reimburse Mr. Axelrod for expenses incurred in seeking enforcement of his Employment Agreement, unless Mr. Axelrod's assertion of such rights is in bad faith or is frivolous.

     The Employment Agreement with Mr. Axelrod relates to his employment as President and Chief Executive Officer and his agreement to serve as a Director. The Employment Agreements with the other Named Executive Officers relate to their employment as senior executives of the Company.

1996 INCENTIVE COMPENSATION PLAN

     The Board of Directors of the Company intends to adopt, and Nashua Hollis CVS, Inc., as sole shareholder intends to approve, the Company's 1996 Incentive Compensation Plan (the "1996 ICP"). The Company's Board of Directors believes that attracting and retaining key employees is essential to the Company's growth and success. The following is a brief description of the material features of the 1996 ICP. Such description is qualified in its entirety by reference to the full text of the 1996 ICP.

     TYPES OF AWARDS. The terms of the 1996 ICP provide for grants of stock options, stock appreciation rights ("SARs"), restricted stock, deferred stock, other stock-related awards, and performance or annual incentive awards that may be settled in cash, stock, or other property ("Awards").

     SHARES SUBJECT TO THE 1996 ICP AND ANNUAL LIMITATIONS. Under the 1996 ICP, the total number of shares of the Company's Common Stock reserved and available for delivery to participants in connection with Awards is (i) 2,312,132 shares, plus (ii) 12% of the number of shares of Common Stock newly issued by the Company or delivered out of treasury shares during the term of the Plan (excluding any issuance or delivery in connection with Awards, or any other compensation or benefit plan of the Company); provided, however, that the total number of shares of Common Stock with respect to which incentive stock options may be granted shall be 1,926,776 shares. Shares of Common Stock subject to an Award that is canceled, expired, forfeited, settled in cash, or otherwise terminated without a delivery of shares to the participant, including Common Stock withheld or surrendered in payment of any exercise or purchase price of an Award or taxes relating to an Award, will again be available for Awards under the 1996 ICP. Common Stock issued under the 1996 ICP may be either newly issued shares or treasury shares.

     In addition, the 1996 ICP imposes individual limitations on the amount of certain Awards in order to comply with Section 162(m) of the Internal Revenue Code (the "Code"). Under these limitations, during any fiscal year the number of options, SARs, shares of restricted stock, shares of deferred stock, shares of Common Stock issued as a bonus or in lieu of other Company obligations, and other stock-based Awards granted to any one participant shall not exceed one million shares for each type of such Award, subject to adjustment in certain circumstances. The maximum amount that may be earned as a final annual incentive award or other cash Award in any fiscal year by any one participant is $3 million, and the maximum amount that may be earned as a final performance award or other cash Award in respect of a performance period by any one participant is $5 million.

     The Committee is authorized to adjust the number and kind of shares subject to the aggregate share limitations and annual limitations under the 1996 ICP and subject to outstanding Awards (including adjustments to exercise prices and number of shares of options and other affected terms of Awards) in the event that a dividend or other distribution (whether in cash, shares, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event affects the Common Stock so that an adjustment is appropriate. The Committee is also authorized to adjust performance conditions and other terms of Awards in response to these kinds of events or in response to changes in applicable laws, regulations, or accounting principles.

     ELIGIBILITY AND ADMINISTRATION. Executive officers and other officers and employees of the Company or any subsidiary, including any such person who may also be a director of the Company, shall be eligible to be granted Awards under the 1996 ICP. It is anticipated that approximately 175 persons will be granted Awards under the 1996 ICP. The 1996 ICP will be administered by the Committee except to the extent the Board elects to administer the 1996 ICP. The Committee will be comprised of two or more directors designated by the Board each of whom, unless otherwise determined by the Board, will be a "non-employee director" and an "outside director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 and Section 162(m) of the Internal Revenue Code, respectively. Subject to the terms and conditions of the 1996 ICP, the Committee is authorized to select participants, determine the type and number of Awards to be granted and the number of shares of Common Stock to which Awards will relate, specify times at which Awards will be exercisable or settleable (including performance conditions that may be required as a condition thereof), set other terms and conditions of such Awards, prescribe forms of Award agreements, interpret and specify rules and regulations relating to the 1996 ICP, and make all other determinations that may be necessary or advisable for the administration of the 1996 ICP.

     STOCK OPTIONS AND SARS. The Committee is authorized to grant stock options, including both incentive stock options ("ISOs") and non-qualified stock options, and SARs entitling the participant to receive the excess of the fair market value of a share of Common Stock on the date of exercise over the grant price of the SAR. The exercise price per share subject to an option and the grant price of an SAR is determined by the Committee, but must not be less than the fair market value of a share of Common Stock on the date of grant (except to the extent of in-the-money awards or cash obligations surrendered by the participant at the time of grant). The maximum term of each option or SAR may not exceed ten years. Options may be exercised by payment of the exercise price in cash, Common Stock, outstanding Awards, or other property (possibly including notes or obligations to make payment on a deferred basis) having a fair market value equal to the exercise price, as the Committee may determine from time to time. Methods of exercise and settlement and other terms of the SARs are determined by the Committee.

     RESTRICTED STOCK, DEFERRED STOCK AND DIVIDEND EQUIVALENTS. The Committee is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of Common Stock which may not be sold or disposed of, and which may be forfeited in the event of certain terminations of employment and/or failure to meet certain performance requirements, prior to the end of a restricted period specified by the Committee. An Award of deferred stock confers upon a participant the right to receive shares at the end of a specified deferral period, subject to possible forfeiture of the Award in the event of certain terminations of employment and/or failure to meet certain performance requirements prior to the end of a specified restricted period (which restricted period need not extend for the entire duration of the deferral period). The Committee is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares, other Awards, or other property equal in value to dividends paid on a specific number of shares or other periodic payments.

     BONUS STOCK AND AWARDS IN LIEU OF CASH OBLIGATIONS AND OTHER STOCK-BASED AWARDS. The Committee is authorized to grant shares as a bonus free of restrictions, or to grant shares or other Awards in lieu of Company obligations to pay cash under other plans or compensatory arrangements, subject to such terms as the Committee may specify. The 1996 ICP also authorizes the Committee to grant other Awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares.

     PERFORMANCE AWARDS, INCLUDING ANNUAL INCENTIVE AWARDS. The right of a participant to exercise or receive a grant or settlement of an Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee. In addition, the 1996 ICP authorizes specific annual incentive awards, which represent a conditional right to receive cash, shares or other Awards upon achievement of pre-established performance goals during a specified one-year period. Performance awards and annual incentive awards granted to persons the Committee expects will, for the year in which a deduction arises, be among the Chief Executive Officer and four other most highly compensated executive officers (the "Named Executive Officers"), will, if so intended by the Committee, be subject to provisions that should qualify such Awards as "performance-based compensation" not subject to the limitation on tax deductibility by the Company under Code Section 162(m).

     The performance goals to be achieved as a condition of payment or settlement of a performance award or annual incentive award will consist of (i) one or more business criteria and (ii) a targeted level or levels of performance with respect to each such business criteria. In the case of performance awards intended to meet the requirements of Code Section 162(m), the business criteria used must be one of those specified in the 1996 ICP, although for other participants the Committee may specify any other criteria. The business criteria specified in the 1996 ICP are: (1) earnings per share; (2) revenues; (3) cash flow; (4) cash flow return on investment; (5) return on assets, return on investment, return on capital, return on equity; (6) economic value added; (7) operating margin; (8) net income; pretax earnings; pretax earnings before interest, depreciation and amortization; pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items; operating earnings; (9) total stockholder return; and (10) any of the above goals as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor's 500 Stock Index. The Committee may, in its discretion, determine that the amount payable as a final annual incentive or performance award will be increased or reduced from the amount of any potential Award, but may not exercise discretion to increase any such amount intended to qualify under Code Section 162(m). Subject to the requirements of the 1996 ICP, the Committee will determine other performance award and annual incentive award terms, including the required levels of performance with respect to the business criteria, the corresponding amounts payable upon achievement of such levels of performance, termination and forfeiture provisions, and the form of settlement.

     OTHER TERMS OF AWARDS. Awards may be settled in the form of cash, Common Stock, other Awards, or other property, in the discretion of the Committee. The Committee may require or permit participants to defer the settlement of all or part of an Award in accordance with such terms and conditions as the Committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains, and losses based on deemed investment of deferred amounts in specified investment vehicles. The Committee is authorized to place cash, shares, or other property in trusts or make other arrangements to provide for payment of the Company's obligations under the 1996 ICP. Awards granted under the 1996 ICP generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant's death, except that the Committee may, in its discretion, permit transfers for estate planning or other purposes. Awards under the 1996 ICP are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The Committee may, however, grant Awards in exchange for other Awards under the 1996 ICP, awards under other Company plans, or other rights to payment from the Company, and may grant Awards in addition to and in tandem with such other Awards, awards, or rights as well.

     CHANGE IN CONTROL. The Committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions, or the expiration of deferral or vesting periods of any Award, and such accelerated exercisability, lapse, expiration and vesting shall occur automatically in the case of a "change in control" of the Company except to the extent otherwise determined by the Committee at the date of grant. In addition, the Committee may provide that the performance goals relating to any performance-based award will be deemed to have been met upon the occurrence of any change in control. Upon the occurrence of a change in control, except to the extent otherwise determined by the Committee at the date of grant, options may at the election of the participant be cashed out based on a defined "change in control price," which will be the higher of (i) the cash and fair market value of property that is the highest price per share of Common Stock paid (including extraordinary dividends) in any change in control or liquidation of shares of Common Stock following a sale of substantially all of the assets of the Company, or (ii) the highest fair market value per share of Common Stock (generally based on market prices) at any time during the 60 days before and 60 days after a change in control. "Change in control" is defined in the 1996 ICP to include a variety of events, including significant changes in the stock ownership of the Company or a significant subsidiary, changes in the Company's board of directors, certain mergers and consolidations of the Company or a significant subsidiary, and the sale or disposition of all or substantially all the consolidated assets of the Company.

     AMENDMENT AND TERMINATION OF THE 1996 ICP. The Board of Directors may amend, alter, suspend, discontinue, or terminate the 1996 ICP or the Committee's authority to grant Awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if required by law or regulation or under the rules of any stock exchange or automated quotation system on which the shares are then listed or quoted. Stockholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although the Board may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Unless earlier terminated by the Board, the 1996 ICP will terminate at such time as no shares remain available for issuance under the 1996 ICP and the Company has no further rights or obligations with respect to outstanding Awards under the 1996 ICP.

     INITIAL AWARDS. Prior to the Offering, it is anticipated that the Committee will make the following deferred stock grants ("Founders Stock Awards") to each Named Executive Officer under the 1996 ICP: Mr.
Axelrod -- 62,500 shares, Mr. Tomaszewski -- 18,750 shares, Mr.
Silverstein -- 18,750 shares
and Mr. Scullin -- 11,250 shares. It is expected that such Founders Stock Awards will vest in 25% annual increments over a four year period commencing on July 1, 1997.

     Prior to or shortly following the Offering, it is also anticipated that the Committee will make the following grants of non-qualified stock options to each Named Executive Officer under the 1996 ICP: Mr. Axelrod -- 385,355 options, Mr. Tomaszewski -- 75,000 options, Mr. Silverstein -- 75,000 options and Mr.
Scullin -- 45,000 options. It is expected that such options will have an exercise price equal to the initial public offering price of the Common Stock. It is expected that these options will generally become exercisable in four equal installments based on continued service with the Company during the four-year period following the grant date.

     FEDERAL INCOME TAX IMPLICATIONS OF THE 1996 ICP. The following is a brief description of the federal income tax consequences generally arising with respect to Awards under the 1996 ICP.

     The grant of an option or SAR will create no tax consequences for the participant or the Company. A participant will not recognize taxable income upon exercising an ISO (except that the alternative minimum tax may apply). Upon exercising an option other than an ISO, the participant must generally recognize ordinary income equal to the difference between the exercise price and fair market value of the freely transferable and nonforfeitable shares acquired on the date of exercise. Upon exercising an SAR, the participant must generally recognize ordinary income equal to the cash or the fair market value of the freely transferable and nonforfeitable shares received.

     Upon a disposition of shares acquired upon exercise of an ISO before the end of the applicable ISO holding periods, the participant must generally recognize ordinary income equal to the lesser of (i) the fair market value of the shares at the date of exercise of the ISO minus the exercise price, or (ii) the amount realized upon the disposition of the ISO shares minus the exercise price.

     Generally, for Awards granted under the 1996 ICP that result in the payment or issuance of cash or shares or other property, the participant must recognize ordinary income equal to the cash or the fair market value of shares or other property received. With respect to Awards involving the issuance of shares or other property that is restricted as to transferability and subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the fair market value of the shares or other property received at the first time the shares or other property becomes transferable or is not subject to a substantial risk of forfeiture, whichever occurs earlier. However, a participant may elect to be taxed at the time of receipt of shares or other property rather than upon lapse of restrictions on transferability or substantial risk of forfeiture. The Company generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with an option, SAR or the Award.

     The foregoing summary of the federal income tax consequences in respect of the 1996 ICP is for general information only. Interested parties should consult their own advisors as to specific tax consequences, including the application and effect of foreign, state and local tax laws.

1996 NON-EMPLOYEE DIRECTOR STOCK PLAN

     The Board of Directors of the Company intends to adopt, and Nashua Hollis CVS, Inc., as sole shareholder of the Company intends to approve, the 1996 Non-Employee Director Stock Plan (the "1996 Director Plan"). The 1996 Director Plan is intended to assist the Company in attracting and retaining highly qualified persons to serve as non-employee directors by providing a significant portion of their total compensation in the form of Company Common Stock, thereby more closely aligning such directors' current and ongoing interests with those of the Company's shareholders.

     The following summary of the material terms of the 1996 Director Plan is qualified in its entirety by reference to the full text of the 1996 Director Plan.

     ELIGIBILITY. Under the 1996 Director Plan, only directors who are not employees of the Company or of any subsidiary or parent corporation of the Company are "non-employee directors" eligible to participate in the Plan.

     OPTION GRANT. An option to purchase 7,000 shares of Common Stock (an "Option") will be automatically granted to each non-employee director upon the later of the Offering or initial election to the Board. In addition, an option to purchase 700 shares of deferred stock will be granted to each director of the Company who, at the close of business on the date of each annual meeting of the Company's stockholders commencing with the calendar year following his or her initial election to the Board, is then eligible to receive an Option grant under the 1996 Director Plan. Options granted under the 1996 Director Plan will be non-qualified stock options and will have the following principal terms and conditions: (i) the exercise price per share of Common Stock purchasable under an Option will be equal to 100% of the fair market value of Common Stock on the date of grant of the Option; (ii) each Option will expire at the earliest of (a) ten years after the date of grant, (b) 12 months after the non-employee director ceases to serve as a director of the Company for any reason other than death, disability, or retirement at or after attaining age 65, or (c) immediately upon removal of the non-employee director for cause; (iii) each Option will become exercisable as to 25% of the shares of Common Stock relating to the Option on each of the first four anniversaries of the date of grant, and will thereafter remain exercisable until the Option expires; provided that an Option previously granted to a participant (a) will be fully exercisable in the event of a "change in control" (as defined in the 1996 Director Plan), (b) will be fully exercisable after the non-employee director ceases to serve as a director of the Company due to death, disability, or retirement at or after attaining age 65 and
(c) will be exercisable after the non-employee director ceases to serve as a director of the Company for any reason other than death, disability, or retirement at or after attaining age 65 only if the Option was exercisable at the date of such cessation of service; and (iv) each Option may be exercised, in whole or in part, at such time as it is exercisable and prior to its expiration by, among other things, giving written notice of exercise to the Company specifying the number of shares to be purchased and accompanied by payment in full of the exercise price in cash (including by check) or by surrender of shares of Common Stock or a combination thereof.


     STOCK UNIT GRANTS. The 1996 Director Plan also provides for automatic grants of 700 stock units ("Stock Units") to each non-employee director on the Offering and thereafter to each person who, at the close of business on the date of each annual meeting of the Company's stockholders commencing in 1997, is a non-employee director. Each Stock Unit represents the right to receive one share of Common Stock at the end of a specified period. One-half of such Stock Units will be paid six months and a day after the grant date, provided the non-employee director has not ceased to serve as a director for any reason other than death, disability, or retirement at or after attaining age 65, except that payment of such Stock Units shall be accelerated in the event of a change in control. The remaining one-half of such Stock Units will be paid on the next annual meeting of the Company's stockholders following the grant date, provided the non-employee director has not ceased to serve as a director for any reason other than death, disability, or retirement at or after attaining age 65, except that payment of such Stock Units shall be accelerated in the event of a change in control.

     DEFERRAL. The 1996 Director Plan permits a non-employee director to elect to defer receipt of all or a portion of the shares otherwise deliverable in connection with Stock Units. The 1996 Director Plan also permits a non-employee director to elect to defer receipt of fees otherwise payable in cash, with such deferred amounts deemed invested in Stock Units. The director may make such election for up to 100% of the fees otherwise payable to him or her, including annual retainer fees, fees for attendance at meetings of the Board of Directors or any committee and any other fees for service as director. If a director elects to defer fees in the form of Stock Units, the Company will credit a deferral account established for the director with a number of Stock Units equal to the number of shares of Common Stock (including fractional shares) having an aggregate fair market value at that date equal to the amount of fees deferred by the director. The deferral period applicable to Stock Units will be as elected by the director. However, all periods will end upon a change in control of the Company.

     DIVIDENDS. When, as, and if dividends are declared and paid on Common Stock, dividend equivalents equal to the amount or value of any per share dividend will be credited on each then outstanding Stock Unit. Such dividend amounts will be deemed invested in non-forfeitable Stock Units, based on the then-current fair market value of Common Stock.

     SHARES AVAILABLE FOR ISSUANCE. A total of 200,000 shares of Common Stock are reserved and available for issuance under the 1996 Director Plan. Such shares may be authorized but unissued shares, treasury shares or shares acquired in the market for the account of a director. If any Option or Stock Unit is canceled or forfeited, the shares subject thereto will again be available for issuance under the 1996 Director Plan. The aggregate number of shares of Common Stock issuable under the 1996 Director Plan and the number of shares subject to each automatic grant of Options or Stock Units will be appropriately adjusted by the Board of Directors in the event of a recapitalization, reorganization, merger, consolidation, spin-off, combination, repurchase, exchange of shares or other securities of the Company, stock split or reverse split, stock dividend, certain other extraordinary dividends, liquidation, dissolution, or other similar corporate transaction or event affecting the Common Stock, in order to prevent dilution or enlargement of directors' rights under the 1996 Director Plan.

     ADMINISTRATION. The 1996 Director Plan will be administered by the Board of Directors. The 1996 Director Plan may be amended, altered, suspended, discontinued or terminated by the Board of Directors without further stockholder approval, unless such approval is required by law or regulation or under the rules of any stock exchange or automated quotation system on which the Common Stock is then listed or quoted. Stockholder approval will not be deemed to be required under laws or regulations that condition favorable treatment of participating directors on such approval, whether or not the amendment would increase the cost of the 1996 Director Plan to the Company, although the Board of Directors may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable.

     EFFECTIVE AND TERMINATION DATES. The 1996 Director Plan will become effective upon the Offering. Unless earlier terminated by the Board of Directors, the 1996 Director Plan will terminate when no shares remain available under the 1996 Director Plan and the Company and directors have no further rights and obligations under the 1996 Director Plan.

     FEDERAL INCOME TAX IMPLICATIONS OF THE 1996 DIRECTOR PLAN. The federal income tax consequences related to the grant and exercise of Options to non-employee directors under the 1996 Director Plan are substantially similar to the tax consequences described herein with respect to the grant of non-qualified stock options under the 1996 Incentive Compensation Plan. Directors will recognize ordinary income equal to the fair market value of Common Stock received in connection with the payment of Stock Units, and the Company will be entitled to a corresponding tax deduction at such time.

                       PRINCIPAL AND SELLING SHAREHOLDER

     The following table and the notes thereto set forth information as of immediately prior to and immediately after completion of the Offering relating to beneficial ownership (as defined in Rule 13d-3 of the Securities and Exchange Act of 1934) of the Company's Common Stock by each director, the executive officers and directors as a group and the Selling Shareholder:

                                                   BENEFICIAL OWNERSHIP      BENEFICIAL OWNERSHIP
                                                   OF COMMON STOCK PRIOR       OF COMMON STOCK
                                                      TO OFFERING(1)          AFTER OFFERING(2)
                                                   ---------------------     --------------------
                                                   NUMBER OF                 NUMBER OF
                 SHAREHOLDERS                        SHARES      PERCENT      SHARES      PERCENT
-----------------------------------------------    ----------    -------     ---------    -------
Nashua Hollis CVS, Inc.(3).....................    19,267,758      100.0%    6,267,758       32.5%
Norman Axelrod(4)..............................            --         --            --         --
Stanley P. Goldstein(5)........................            --         --            --         --
Charles C. Conaway(6)..........................            --         --            --         --
James M. Tomaszewski(7)........................            --         --            --         --
Steven B. Silverstein(8).......................            --         --            --         --
Hugh J. Scullin(9).............................            --         --            --         --
Executive Officers and Directors as a
  Group(10)....................................            --         --            --         --

---------------

 (1) Common Stock will be the only class of equity securities outstanding immediately prior to completion of the Offering.

 (2) Assuming the Underwriters' over-allotment option is not exercised.

 (3) Nashua Hollis CVS, Inc. is a wholly owned, indirect, subsidiary of CVS. Its address is 670 White Plains Road, Suite 210, Scarsdale, New York 10583.

 (4) Excludes 385,355 shares of Common Stock subject to outstanding stock options which are not exercisable within 60 days of the date of this Prospectus and 62,500 shares of deferred stock grants.

 (5) Excludes 7,000 shares of Common Stock subject to outstanding stock options which are not exercisable within 60 days of the date of this Prospectus and 700 shares of deferred stock grants.

 (6) Excludes 7,000 shares of Common Stock subject to outstanding stock options which are not exercisable within 60 days of the date of this Prospectus and 700 shares of deferred stock grants.

 (7) Excludes 75,000 shares of Common Stock subject to outstanding stock options which are not exercisable within 60 days of the date of this Prospectus and 18,750 shares of deferred stock grants.

 (8) Excludes 75,000 shares of Common Stock subject to outstanding stock options which are not exercisable within 60 days of the date of this Prospectus and 18,750 shares of deferred stock grants.

 (9) Excludes 45,000 shares of Common Stock subject to outstanding stock options which are not exercisable within 60 days of the date of this Prospectus and 11,250 shares of deferred stock grants.

(10) Excludes an aggregate of 594,355 shares of Common Stock subject to outstanding stock options which are not exercisable within 60 days of the date of this Prospectus and 112,650 shares of deferred stock grants.

              RELATIONSHIP WITH CVS AND RELATED PARTY TRANSACTIONS

     The Company was acquired by CVS in 1983. Upon completion of the Offering, CVS will own approximately 32.5% of the Common Stock of the Company (22.4% if the Underwriters' over-allotment option is exercised in full) and will initially have the right to designate two members of the Board of Directors of the Company. See "Management." This section describes certain arrangements between CVS and the Company that have existed prior to the Offering and that will be in effect after the Offering.

     The following are summary descriptions of the terms and conditions of the Transitional Services Agreement, Stockholder Agreement, Subordinated Note and Tax Disaffiliation Agreement. The descriptions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of such documents, which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.


  REAL ESTATE AND CERTAIN ADMINISTRATIVE COSTS

     CVS has historically allocated real estate service costs and various other administrative expenses to the Company. Allocations were based on the Company's ratable share of expense incurred by CVS on behalf of the Company for the combined programs. The total costs allocated to the Company for the years ended December 31, 1993, 1994 and 1995 was approximately $2.7 million, $3.3 million and $3.0 million, respectively. After the Offering, CVS will no longer provide the real estate and, except for the transitional services referred to below, the administrative services to the Company.


     In addition, a subsidiary of CVS has guaranteed the leases of certain stores operated by the Company and charges a fee for that service which amounted to approximately $0.2 million, $0.3 million and $0.3 million for the years ended December 31, 1993, 1994 and 1995, respectively. After the Offering, CVS will:
(i) remain obligated under its guarantees of the Company's store leases where CVS has guaranteed such leases in the past (including extensions and renewals provided for in the terms of such leases at the time such guarantees were furnished); and (ii) guarantee certain new leases identified in the Stockholder Agreement through the initial term thereof. Except for the foregoing, CVS will no longer enter into any guarantees of leases on behalf of the Company. The Company will agree to indemnify CVS under the Stockholder Agreement for any losses arising in connection with such lease guarantees.


     CVS and the Company intend to enter into a transitional services agreement (the "Transitional Services Agreement") effective concurrently with the Offering under which CVS agrees to provide or cause to be provided to the Company certain specified services for a transitional period after the Offering. The transitional services to be provided by CVS will be check authorization and collection, insurance claims administration and, under certain circumstances, VSAT satellite communications system services (the "Services"). The Transitional Services Agreement provides that the Services will be provided in exchange for fees based on CVS's costs for such Services. The period for which CVS will provide the Services will vary depending on the type of Service, but will in no event exceed eighteen months. Pursuant to the Stockholder Agreement, CVS may terminate the provision of any or all of the Services if a person or group acquires Majority Beneficial Ownership. In addition, at the request of the Company, CVS will continue to provide for a period ending no later than May 31, 1997 administrative services under certain welfare benefit plans in respect of employees of the Company as of the Offering, with the cost of such services to be paid by the Company.

  FINANCING


     The weighted average interest rate on borrowings from CVS for the thirty-nine weeks ended September 28, 1996 was 6.2% and for the years ended December 31, 1993, 1994 and 1995 was 3.4%, 4.9% and 6.5%, respectively. The related interest expense recognized by the Company on such borrowings was $1.4 million, $3.2 million and $7.1 million, respectively. Concurrently with the Offering, the Company will have outstanding $13.5 million of subordinated indebtedness to CVS. The Subordinated Note will notionally consist of a $10 million tranche ("Tranche A") and a $3.5 million tranche ("Tranche B"), each of which will be for a four year term at an interest rate of 90-day LIBOR plus the spread that would from time to time be applicable to 90-day LIBOR borrowings under the Revolving Credit Facility (which spread as of the closing of the Offering will be 1.375%). There will be no principal amortization prior to maturity. If the net proceeds to CVS of the Offering plus the net proceeds from any subsequent public or private sales of Common Stock by CVS, together with the market value of the Common Stock of which CVS continues to be the beneficial owner at December 31, 1997 (collectively, the "CVS Value") (i) exceeds $375 million but is less than $400 million, then CVS would be required to reduce by 50% the outstanding principal amount of Tranche A; (ii) exceeds $400 million, then CVS would be required to reduce by 75% the outstanding principal amount of Tranche A; and (iii) exceeds $450 million, then CVS would be required to reduce by 100% the total outstanding principal amount of Tranche A. To the extent that the net proceeds realized by CVS on an after-tax basis from public or private sales by CVS of shares of Common Stock after the Offering exceeds (such excess, the "Appreciated

Amount") the amount equal to the number of shares sold in such sales (the "Post-IPO Sold Shares") times $16.00 per share, the principal amount of Tranche B will be reduced by: (i) 50% of the portion of the Appreciated Amount up to $2.00 times the Post-IPO Sold Shares; and (ii) 65% of the remaining portion, if any, of the Appreciated Amount (up to a maximum aggregate reduction for Tranche B of $3.5 million). The Subordinated Note will include customary Events of Default, including a cross-acceleration default to other material debt of the Company. With the exception of the Subordinated Note, subsequent to the Offering, the Company will no longer receive financing assistance support from CVS. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  THE STOCKHOLDER AGREEMENT

     The Company and CVS intend to enter into the Stockholder Agreement effective concurrently with the Offering under which the Company and CVS will agree to certain arrangements. The Stockholder Agreement provides that the Company and CVS will indemnify each other against certain liabilities. In addition, pursuant to the Stockholder Agreement no person or group shall acquire Majority Beneficial Ownership unless (i) CVS received prior written notice that such person or group proposes to acquire Majority Beneficial Ownership and (ii) prior to such acquisition such person or group provides to CVS (unless waived by CVS in writing) a guarantee of the obligations of the Company under the Stockholder Agreement to indemnify the CVS Group in respect of the CVS Lease Guarantees. Upon such person or group acquiring Majority Beneficial Ownership, CVS may terminate the provision of any or all of its services under the Transitional Services Agreement (as defined herein). See "--Real Estate and Certain Administrative Costs." The Stockholder Agreement provides that, at the request of CVS, the Company will use its best efforts to effect registration under the applicable federal and state securities laws of the shares of the Common Stock held by CVS for sale in accordance with certain specified methods described in the Stockholder Agreement on up to two occasions, and will take such other action necessary to permit the sale thereof in other jurisdictions, subject to certain limitations specified in the Stockholder Agreement. The Stockholder Agreement also provides that if the Company desires to register any shares of Common Stock for sale for its own account during the period after the Offering and before CVS has exercised its rights with respect to the First CVS Registration of its shares of the Company's Common Stock under the Securities
Act: (i) the Company is required to notify CVS of its desire to register such shares for sale; and (ii) if after receipt of such notice CVS elects to then proceed with such First CVS Registration, the Company may include its securities in such First CVS Registration (provided that if in the good faith view of the managing underwriter of such offering all or a part of such securities to be included for the Company's account cannot be sold and the inclusion thereof would be likely to have an adverse effect on the pricing, timing or distribution of the offering of Company securities by the CVS Group, then the inclusion of such securities or part thereof for the Company's account will not be permitted). If after receipt of such notice CVS does not elect to then proceed with such First CVS Registration, the Company may proceed with its offering. If CVS exercises its First CVS Registration right prior to the Company notifying CVS of its desire to sell shares of Common Stock for its own account, in accordance with the procedures described above, the Company may not, without prior written consent of CVS, register such shares in connection with the First CVS Registration. CVS's rights with respect to such First CVS Registration on a priority basis expire on December 31, 1997 (if not theretofore exercised) after which time CVS would have two customary "demand" registration rights. CVS will also have the right, which it may exercise from time to time, to include the shares of the Common Stock (and any other securities issued in respect of or in exchange for such shares) held by it in certain other registrations of the Common Stock initiated by the Company on its own behalf or on behalf of its other shareholders. CVS may transfer certain registration rights to purchasers of the Company's Common Stock from CVS, which transferees may collectively exercise "demand" registration rights on not more than two occasions (other than CVS's two "demand" registrations). The Company will be responsible for customary registration and related expenses in connection with the exercise of such registration rights, except that CVS will pay one-half of such expenses in connection with each demand registration requested by CVS (and the excess of the Company's share of such CVS demand registration expenses over $200,000 in aggregate). Without the written consent of CVS, the Company may not grant to any person registration rights entitling such person to request that the Company effect, prior to January 1, 1998, a registration of Company securities under the Securities Act for the account of such person. Such rights are subject to a "lock-up" agreement whereby CVS has generally agreed not to sell any shares of Common Stock without the prior consent of CS First Boston for a period of 180 days from the date of this Prospectus. See "Underwriting."

     The Stockholder Agreement provides that generally CVS will cease to have any liability under its employee benefit plans with respect to employees and former employees of the Company after the Offering, except that (i) options and other outstanding stock based awards in respect to CVS stock will continue to operate in accordance with their terms; (ii) the full account balances of current employees of the Company in CVS's 401(k) profit sharing plan will be transferred to a similar successor plan of the Company; and (iii) employees of the Company will be entitled to exercise applicable distribution rights under CVS's employee stock ownership plan.

  TERMS OF THE TAX DISAFFILIATION AGREEMENT

     Prior to the completion of the Offering, CVS and the Company will enter into a tax disaffiliation agreement (the "Tax Disaffiliation Agreement") that will set forth each party's rights and obligations with respect to payments and refunds, if any, with respect to taxes for periods before and after the completion of the Offering and related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities.

     In general, CVS will be responsible for filing consolidated federal and consolidated, combined or unitary state income tax returns for periods through the date on which the Offering is completed, and paying the associated taxes. The Company will reimburse CVS for the portion of such taxes, if any, relating to the Company's businesses, provided, however, that with respect to any combined and unitary state income taxes based in part on allocation percentages, the Company will reimburse CVS for the portion of such taxes attributable to the Company's businesses' contribution to the relevant allocation percentage. The Company will be reimbursed, however, for tax attributes, such as net operating losses and foreign tax credits, when and to the extent that they are used on a consolidated, combined or unitary basis. The Company will be responsible for filing, and paying the taxes associated with, all other tax returns for tax periods (or portions thereof) relating solely to the Company's businesses. CVS, however, will be responsible for preparing all income tax returns to be filed by the Company for tax periods that end on or before the date on which the Offering is completed.

     In general, the Company will agree to indemnify CVS for taxes relating to a tax period (or portion thereof) ending on or before the completion of the Offering to the extent such taxes are attributable to the Company's businesses or, in the case of any combined and unitary state income taxes based in part on allocation percentages, to the extent such taxes are attributable to contribution of the Company's businesses to the relevant allocation percentage and CVS will agree to indemnify the Company for all other taxes relating to a tax period (or portion thereof) ending on or before the completion of the Offering. The Tax Disaffiliation Agreement will also provide that CVS will generally pay to the Company the net benefit realized by CVS relating to the Company's businesses from the carryback to tax periods or portions thereof ending on or before the completion of the Offering of certain tax attributes of the Company arising in tax periods or portions thereof beginning after the completion of the Offering.

     The Company and CVS will agree not to take (or omit to take) any action that results in any increased liability relating to a tax period (or portion thereof) ending on or before the completion of the Offering. The Company and CVS will each agree to indemnify the other for liabilities arising as a result of the breach of this agreement. The Company will also agree to indemnify CVS for liabilities resulting from a breach by the Company of a similar agreement and certain other agreements contained in the Tax Disaffiliation Agreement among Footstar, Inc., Melville Corporation (CVS's predecessor) and their respective affiliates, to which the Company will continue to be a party after completion of the Offering.

     For details as to other related party transactions, see note 9 in the notes to the Consolidated Financial Statements.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 19,267,758 shares of Common Stock. Of these shares, the 13,000,000 shares of Common Stock sold in the Offering will be immediately freely tradable without restriction under the Securities Act except for any shares purchased by an "affiliate" of the Company (as that term is defined under the rules and regulations of the Securities Act), which will be subject to the resale limitations of Rule 144 adopted under the Securities Act. The remaining 6,267,758 shares of Common Stock held by CVS upon completion of the Offering are "restricted securities" for purposes of Rule 144 and may not be resold in a public distribution except in compliance with the registration requirements of the Securities Act or pursuant to Rule 144. The share numbers in this section assume that the Underwriters' over-allotment options are not exercised.

     In general, under Rule 144, as currently in effect, a shareholder (or shareholders whose shares are aggregated) who has beneficially owned for at least two years shares of Common Stock which are treated as "restricted securities," including persons who may be deemed affiliates of the company, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (192,678 shares immediately after completion of the Offering) or the average weekly reported trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is given, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied (which requirements as to the availability of current public information are expected to be satisfied commencing 90 days after the date of this Prospectus). In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the two-year holding period requirement, in order to sell shares of Common Stock which are not "restricted securities" (such as shares acquired by affiliates in the Offering). Under Rule 144(k) a shareholder who is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale by him, and who has beneficially owned for at least three years shares of Common Stock which are treated as "restricted securities," would be entitled to sell such shares, without regard to the foregoing restrictions and requirements.

     The Company and CVS have agreed pursuant to the Underwriting Agreement that they will not, with certain limited exceptions, sell any Common Stock without the prior consent of CS First Boston for a period of 180 days from the date of this Prospectus. See "Underwriting." After the expiration of such 180-day period, or earlier in certain circumstances or if permitted by CS First Boston, the 6,267,758 shares of Common Stock held by CVS will become available for sale subject to the applicable resale limitations of Rule 144.

     In addition, upon completion of the Offering, CVS will have certain rights to register its shares of Common Stock under the Securities Act. See "Relationship with CVS--The Stockholder Agreement." CVS has publicly announced its intention to dispose of, subject to market conditions, all of its remaining shares of Common Stock in the Company in 1997. The Stockholder Agreement provides that, at the request of CVS, the Company will use its best efforts to effect registration under the applicable federal and state securities laws of the shares of the Common Stock held by CVS for sale in accordance with certain specified methods described in the Stockholder Agreement on up to two occasions, and will take such other action necessary to permit the sale thereof in other jurisdictions, subject to certain limitations specified in the Stockholder Agreement. The Stockholder Agreement also provides that if the Company desires to register any shares of Common Stock for sale for its own account during the period after the Offering and before CVS has exercised its rights with respect to the First CVS Registration of its shares of the Company's Common Stock under the Securities Act: (i) the Company is required to notify CVS of its desire to register such shares for sale; and (ii) if after receipt of such notice CVS elects to then proceed with such First CVS Registration, the Company may include its securities in such First CVS Registration (provided that if in the good faith view of the managing underwriter of such offering all or a part of such securities to be included for the Company's account cannot be sold and the inclusion thereof would be likely to have an adverse effect on the pricing, timing or distribution of the offering of Company securities by the CVS Group, then the inclusion of such securities or part thereof for the Company's account will not be permitted). If after receipt of such notice CVS does not elect to then proceed with such First CVS Registration, the Company may proceed with its offering. If CVS exercises its First CVS Registration right prior to the Company notifying CVS of its desire to sell shares of

Common Stock for its own account, in accordance with the procedures described above, the Company may not without prior written consent of CVS, register such shares in connection with the First CVS Registration. CVS's rights with respect to such First CVS Registration on a priority basis expire on December 31, 1997 (if not theretofore exercised) after which time CVS would have two customary "demand" registration rights. CVS will also have the right, which it may exercise from time to time, to include the shares of the Common Stock (and any other securities issued in respect of or in exchange for such shares) held by it in certain other registrations of the Common Stock initiated by the Company on its own behalf or on behalf of its other shareholders.

     The Company expects, after completion of the Offering, to file a Registration Statement under the Securities Act to register the issuance of shares of Common Stock issuable under its stock-based compensation plans. See "Management--1996 Incentive Compensation Plan and 1996 Non-Employee Director Stock Plan." Shares of Common Stock issued under these plans after the effective date of such Registration Statement, other than shares held by affiliates of the Company, will be eligible for resale in the public market without restriction.

     Prior to the Offering, there has been no public market for the Common Stock. The Company can make no prediction as to the effect, if any, that sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of equity securities.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 1,000,000 shares Preferred Stock, par value $.01 per share and 60,000,000 shares of Common Stock, par value $.01 per share. As of the date of this Prospectus, the Company had shares of Common Stock and no shares of Preferred Stock outstanding.

PREFERRED STOCK

     The Board of Directors has the authority, subject to any limitations prescribed by law, to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders of the Company. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. At present, the Company has no plans to issue any of the Preferred Stock.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the shares voting for election of directors can elect all members of the Board of Directors. Under Delaware State law, the approval of the holders of a majority of all outstanding stock is required to effect a merger of the Company, the disposition of all or substantially all of the Company's assets or for certain other actions. See "Risk Factors--Control of the Company by CVS" and "Principal and Selling Shareholder." Subject to the preferential rights of the holders of shares of Preferred Stock, if any, the holders of Common Stock are entitled to share ratably in such dividends, if any, as may be declared and paid by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon liquidation or dissolution of the Company, the holders of Common Stock of the Company will be entitled to share ratably in the assets of the Company legally available for distribution to shareholders after payment of liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Holders of Common Stock have no conversion, sinking fund, redemption, preemptive or subscription rights. The shares of Common Stock presently issued and outstanding are, and the Common Stock to be issued in connection with the Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of shares of any series of Preferred Stock which the Company may issue in the future.

CERTAIN PROVISIONS OF LAW

     Following the consummation of the Offering, the Company will be subject to the "Business Combination" provisions contained in Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction which the person became an "interested stockholder," unless (i) the transaction is approved by the Board of Directors prior to the date the "interested stockholder" obtained such status, (ii) upon consummation of the transaction in which resulted in the shareholder becoming an "interested shareholder," the "interested stockholder," owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested shareholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a Person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

TRANSFER AGENT

     The transfer agent for the Company's Common Stock is the First National Bank of Boston.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated November   , 1996 (the "Underwriting Agreement"), the
Underwriters named below (the "Underwriters"), for whom CS First Boston and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Selling Shareholder the following respective numbers of shares of Common Stock:

                                                                       NUMBER OF
                                  UNDERWRITER                            SHARES
            -------------------------------------------------------    ----------
            CS First Boston Corporation............................
            Donaldson, Lufkin & Jenrette Securities Corporation....

                                                                       ----------
                      Total........................................    13,000,000
                                                                        =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Selling Shareholder has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 1,950,000 additional shares at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company and the Selling Shareholder have been advised by the Representatives that the Underwriters propose to offer shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such
price less a concession of $          per share, and the Underwriters and such
dealers may allow a discount of

$          per share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The Representatives have informed the Company and CVS that they do not expect discretionary sales by the Underwriters to exceed 5% of the shares of Common Stock being offered hereby.


     The Company, CVS, the Selling Shareholder and certain executive officers of the Company have agreed that during the period beginning from the date of the Prospectus (as defined in the Underwriting Agreement) and continuing to and including the date 180 days after the date of the Prospectus not to offer, sell, contract to sell, grant any option to purchase, establish a put equivalent position (as defined in Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended), pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities that are substantially similar to the Common Stock, including but not limited to any securities that are convertible into or exercisable or exchangeable for, or that represent the right to receive, Common Stock or any substantially similar securities or, in the case of the Company and the executive officers, publicly disclose the intention to make any such offer, sale, pledge or disposal, without the prior written consent of CS First Boston, except (i) for private sales so long as the purchaser thereof enters into a corresponding lockup agreement with CS First Boston for the then unexpired portion of the 180-day period, (ii) for grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances of Common Stock pursuant to the exercise of such options or the exercise of any other employee stock options outstanding on the date hereof and (iii) for preparation of a registration statement or preparation for an offering so as to be in a position to file a registration statement and proceed with an offering immediately after expiration of such 180-day period.


     The Company and CVS have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Underwriters have reserved for sale, at the initial public offering price up to 650,000 shares of Common Stock (5% of the shares offered in the Offering) for employees, directors and certain other persons associated with the Company who have expressed an interest in purchasing such shares of Common Stock in the Offering. The number of shares available for sale to the general public in the Offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

     The shares of Common Stock have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "LIN". In order to meet the requirements for listing the Common Stock on the New York Stock Exchange, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

     Prior to the Offering, there has been no public market for the Common Stock. The initial price to the public for the shares of Common Stock has been negotiated among the Company, CVS and the Representatives. Such initial price is based on, among other things in addition to prevailing market conditions, the Company's financial and operating history and condition, its prospects and the prospects for its industry in general, the management of the Company and the market prices for securities of companies in businesses similar to that of the Company.

     Certain of the Underwriters and their affiliates have provided from time to time, and expect to provide in the future, various investment banking and commercial banking services for CVS, for which such Underwriters have received and will receive customary fees and commissions.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the

Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Shareholder and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHT OF ACTION AND ENFORCEMENT

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by
Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

     All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company of such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a non-resident fiduciary of a foreign estate or trust.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Common Stock, including the consequences under the laws of any state, local or foreign jurisdiction.

     Proposed United States Treasury Regulations were issued in April 1996 (the "Proposed Regulations") which, if adopted, would affect the United States taxation of dividends paid to a Non-U.S. Holder on Common Stock. The Proposed Regulations are generally proposed to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. The discussion below is not intended to be a complete discussion of the provisions of the Proposed Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the Proposed Regulations would have if adopted.

DIVIDENDS

     Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding tax at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, in accordance with existing United States Treasury Regulations, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

     Under the Proposed Regulations, to obtain a reduced rate of withholding under a treaty, a Non-United States Holder would generally be required to provide an Internal Revenue Service Form W-8 certifying such Non-United States Holder's entitlement to benefits under a treaty. The Proposed Regulations would also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-United States Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

     There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States if a Form 4224 stating that the dividends are so connected is filed with the Company or its Paying Agent. Instead, the effectively connected dividends will be subject to regular U.S. income tax in the same manner as if the Non-U.S. Holder were a U.S. resident. In addition to the graduated tax described above, a non-U.S. corporation receiving effectively connected dividends may be subject to a "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

     Generally, the Company must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to the Company or its Paying Agent.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax (and no tax will generally be withheld) with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes and the Non-U.S. Holder owned directly or pursuant to certain attribution rules more than 5% of the Company's Common Stock (assuming the Common Stock is regularly traded on an established securities market) at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. The Company is not, and does not anticipate becoming, a U.S. real property holding corporation.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON DISPOSITION OF COMMON STOCK

     Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Common Stock paid to or through a

U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if the payment is made through an office outside the United States of a broker that is (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) a "controlled foreign corporation" for U.S. federal income tax purposes, unless the broker maintains documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

     The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which a Non-United States Holder would be subject to backup withholding and information reporting unless the Company receives certification from the holder of non-U.S. status.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

     An individual Non-U.S. Holder who at the time of death is treated as the owner of, or has made certain lifetime transfers of, an interest in the Common Stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                 LEGAL MATTERS

     The validity of the shares of the Common Stock being offered hereby will be passed upon for the Company and the Selling Shareholder by Davis Polk & Wardwell. Certain legal matters relating to the Common Stock offered hereby will be passed on for the Underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Linens 'n Things and its subsidiaries as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995, included herein and elsewhere in this Prospectus, have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     With respect to the unaudited interim financial information as of and for the thirty-nine weeks ended September 30, 1995 and September 28, 1996 included herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report as of and for the thirty-nine weeks ended September 30, 1995 and September 28, 1996, included herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. (the "Commission"), a Registration Statement under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as permitted by the Rules and Regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to such Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located in New York (75 Park Place, 14th Floor, New York, New York 10007) and Chicago (500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     The Company intends to furnish its shareholders annual reports containing audited financial statements certified by its independent accountants and quarterly reports for the first three quarters of each year containing unaudited financial information.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
                    (FORMERLY BLOOMINGTON, MN., L.T., INC.)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                       ------
Independent Auditors' Report...........................................................    F-2
Consolidated Balance Sheets as of December 31, 1994, December 31, 1995, September 30,
  1995 and September 28, 1996..........................................................    F-3
Consolidated Statements of Operations for the fiscal years 1993, 1994 and 1995 and for
  the thirty-nine weeks ended September 30, 1995 and September 28, 1996................    F-4
Consolidated Statements of Shareholder's Equity for the fiscal years 1993, 1994 and
  1995 and for the thirty-nine weeks ended September 28, 1996..........................    F-5
Consolidated Statements of Cash Flows for the fiscal years 1993, 1994 and 1995 and for
  the thirty-nine weeks ended September 30, 1995 and September 28, 1996................    F-6
Notes to Consolidated Financial Statements.............................................    F-7

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholder

Linens 'n Things, Inc.:


     We have audited the accompanying consolidated balance sheets of Linens 'n Things, Inc. (formerly Bloomington, MN., L.T., Inc.) and Subsidiaries as of December 31, 1994 and 1995 and the related consolidated statements of operations, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Linens 'n Things, Inc. and Subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in the notes to the consolidated financial statements, the Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," effective October 1, 1995 and changed its policy for accounting for the costs of internally developed software effective January 1, 1995.


/s/  KPMG Peat Marwick LLP


New York, New York

February 21, 1996, except as to paragraph 1 of note 11,


which is as of June 19, 1996 and paragraph 2 of note 11,


which is as of November 15, 1996.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
                    (FORMERLY BLOOMINGTON, MN., L.T., INC.)

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                 DECEMBER 31,
                                             ---------------------     SEPTEMBER 30,     SEPTEMBER 28,
                                               1994         1995           1995              1996
                                             --------     --------     -------------     -------------
                                                                                 (UNAUDITED)
ASSETS
Current Assets:
  Cash...................................    $  4,106     $  4,222       $   1,835         $   2,899
  Accounts receivable (note 3)...........      12,022       13,955           8,420            13,991
  Inventories............................     130,560      176,893         176,756           206,764
  Prepaid expenses and other current
     assets (note 4).....................       5,753       11,076           8,292            10,119
                                             --------     --------        --------          --------
     Total current assets................     152,441      206,146         195,303           233,773
                                             --------     --------        --------          --------
  Property and equipment, net (note 5)...      86,721      107,542         110,866           137,262
  Goodwill, net of accumulated
     amortization of $3,115 at December
     31, 1994, $3,965 at December 31,
     1995, $3,750 at September 30, 1995
     and $4,603 at September 28, 1996....      24,075       23,225          23,438            22,588
  Deferred charges and other noncurrent
     assets, net.........................       9,930        6,609           9,352             6,178
                                             --------     --------        --------          --------
  Total Assets...........................    $273,167     $343,522       $ 338,959         $ 399,801
                                             ========     ========        ========          ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
  Accounts payable.......................    $ 73,209     $ 96,496       $  87,252         $  80,774
  Accrued expenses and other current
     liabilities (note 6)................      36,917       41,318          31,277            34,896
  Due to parent and other divisions (note
     9)..................................      67,452      118,652         125,733            61,498
                                             --------     --------        --------          --------
     Total current liabilities...........     177,578      256,466         244,262           177,168
                                             --------     --------        --------          --------
  Deferred income taxes and other
     long-term liabilities...............       9,770       10,378          10,095            13,176
                                             --------     --------        --------          --------
     Total liabilities...................     187,348      266,844         254,357           190,344
                                             --------     --------        --------          --------
Shareholder's equity:
  Common stock, $.01 par value; 100
     shares authorized, issued and
     outstanding (note 11)...............          --           --              --                --
  Contributed capital (note 11)..........      42,372       42,372          42,372           172,382
  Retained earnings......................      43,447       34,306          42,230            37,075
                                             --------     --------        --------          --------
     Total shareholder's equity..........      85,819       76,678          84,602           209,457
                                             --------     --------        --------          --------
     Total liabilities and shareholder's
       equity............................    $273,167     $343,522       $ 338,959         $ 399,801
                                             ========     ========        ========          ========

          See accompanying notes to consolidated financial statements.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
                    (FORMERLY BLOOMINGTON, MN., L.T., INC.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                   THIRTY-NINE
                                                                                   WEEKS ENDED
                                          YEAR ENDED DECEMBER 31,         ------------------------------
                                      --------------------------------    SEPTEMBER 30,    SEPTEMBER 28,
                                        1993        1994        1995          1995             1996
                                      --------    --------    --------    -------------    -------------
                                                                                   (UNAUDITED)
Net sales..........................   $333,178    $440,118    $555,095      $ 377,638        $ 466,254
Cost of sales, including buying and
  warehousing costs................    199,307     265,721     345,162        232,289          290,345
                                      --------    --------    --------       --------         --------
  Gross profit.....................    133,871     174,397     209,933        145,349          175,909
Selling, general and administrative
  expenses.........................    112,135     142,155     190,826        131,360          166,615
Restructuring and asset impairment
  charges (note 2).................         --          --      10,974             --               --
                                      --------    --------    --------       --------         --------
  Operating profit.................     21,736      32,242       8,133         13,989            9,294
Interest expense, net..............      1,398       3,170       7,059          5,137            4,464
                                      --------    --------    --------       --------         --------
  Income before income taxes and
     cumulative effect of change in
     accounting principle..........     20,338      29,072       1,074          8,852            4,830
Provision for income taxes (note
  8)...............................      8,619      11,874       1,108          3,749            2,061
                                      --------    --------    --------       --------         --------
  Income (loss) before cumulative
     effect of change in accounting
     principle.....................     11,719      17,198         (34)         5,103            2,769
Cumulative effect of change in
  accounting principle, net (note
  1)...............................         --          --         178            178               --
                                      --------    --------    --------       --------         --------
Net income (loss)..................   $ 11,719    $ 17,198    $   (212)     $   4,925        $   2,769
                                      ========    ========    ========       ========         ========
Pro Forma (unaudited):
  Net income (loss) per share......   $   0.61    $   0.89    $  (0.01)     $    0.26        $    0.14
  Average shares outstanding.......     19,268      19,268      19,268         19,268           19,268

          See accompanying notes to consolidated financial statements.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
                    (FORMERLY BLOOMINGTON, MN., L.T., INC.)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                     (IN THOUSANDS EXCEPT NUMBER OF SHARES)

                                                COMMON STOCK
                                             ------------------    CONTRIBUTED    RETAINED
                                             SHARES     AMOUNT       CAPITAL      EARNINGS    TOTAL
                                             ------    --------    -----------    -------    --------
Balance at December 31, 1992 (note 11)....     100     $     --     $  42,372     $22,798    $ 65,170
  Net income..............................      --           --            --      11,719      11,719
  Dividends paid to Parent................      --           --            --      (2,549)     (2,549)
                                             ------    --------    -----------    -------    --------
Balance at December 31, 1993..............     100           --        42,372      31,968      74,340
  Net income..............................      --           --            --      17,198      17,198
  Dividends paid to Parent................      --           --            --      (5,719)     (5,719)
                                             ------    --------    -----------    -------    --------
Balance at December 31, 1994..............     100           --        42,372      43,447      85,819
  Net loss................................      --           --            --        (212)       (212)
  Dividends paid to Parent................      --           --            --      (8,929)     (8,929)
                                             ------    --------    -----------    -------    --------
Balance at December 31, 1995..............     100           --        42,372      34,306      76,678
  Net income (unaudited)..................      --           --            --       2,769       2,769
  Common Stock issued by Linens 'n Things
     Center, Inc. (unaudited) (note 11)...      --           --       130,010          --     130,010
                                             ------    --------    -----------    -------    --------
Balance at September 28, 1996
  (unaudited).............................     100     $     --     $ 172,382     $37,075    $209,457
                                             =====     ========      ========     =======    ========

          See accompanying notes to consolidated financial statements.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
                    (FORMERLY BLOOMINGTON, MN., L.T., INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                    THIRTY-NINE
                                                                                    WEEKS ENDED
                                             YEAR ENDED DECEMBER 31,       -----------------------------
                                          ------------------------------   SEPTEMBER 30,   SEPTEMBER 28,
                                            1993       1994       1995         1995            1996
                                          --------   --------   --------   -------------   -------------
                                                                                    (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).....................  $ 11,719   $ 17,198   $   (212)    $   4,925       $   2,769
  Adjustments to reconcile net income
     (loss) to net cash provided by
     (used in) operating activities:
     Depreciation and amortization......     7,356      9,588     12,862         9,560          10,760
     Restructuring and asset impairment
       charges..........................        --         --     10,974            --              --
     Cumulative effect of change in
       accounting principle.............        --         --        294            --              --
     Deferred income taxes..............     2,735      3,580     (3,296)           55           2,595
     Loss on disposal of assets.........     1,145      2,928      3,817         1,945             602
     Changes in assets and liabilities:
       Accounts receivable..............    (1,692)    (6,122)    (1,933)        3,602             (36)
       Inventories......................   (17,847)   (42,171)   (46,333)      (46,196)        (29,871)
       Prepaid expenses and other
          current assets................        28        421     (1,928)       (2,594)          1,032
       Deferred charges and other
          noncurrent assets.............    (1,675)      (318)       567          (213)           (100)
       Accounts payable.................    12,680     24,946     17,246        23,528             295
       Accrued expenses and other
          liabilities...................     2,919      5,625     (4,135)      (10,972)         (5,663)
                                          --------   --------   --------   -------------   -------------
Net cash provided by (used in) operating
  activities............................    17,368     15,675    (12,077)      (16,360)        (17,617)
                                          --------   --------   --------   -------------   -------------
Cash flows from investing activities:
Additions to property and equipment.....   (30,636)   (39,074)   (41,329)      (34,222)        (39,915)
Cash flows from financing activities:
  Increase (decrease) in due to parent
     and other divisions................    13,440     22,832     51,200        58,281         (57,154)
  Issuance of Common Stock by Linens 'n
     Things Center, Inc.................        --         --         --            --         130,010
  Dividends paid to parent..............    (2,549)    (5,719)    (8,929)       (6,142)             --
  Increase (decrease) in book
     overdrafts.........................     1,716      8,169     11,251        (3,828)        (16,647)
                                          --------   --------   --------   -------------   -------------
  Net cash provided by financing
     activities.........................    12,607     25,282     53,522        48,311          56,209
                                          --------   --------   --------   -------------   -------------
  Net (decrease) increase in cash.......      (661)     1,883        116        (2,271)         (1,323)
Cash:
  Beginning of period...................     2,884      2,223      4,106     $   4,106       $   4,222
                                          --------   --------   --------   -------------   -------------
  End of period.........................  $  2,223   $  4,106   $  4,222     $   1,835       $   2,899
                                          ========   ========   ========    ==========      ==========
Supplemental disclosure of cash flow
  information:
  Cash paid during the year for:
  Interest (net of amounts
     capitalized).......................  $  1,536   $  3,360   $  7,339     $   5,371       $   4,702
                                          ========   ========   ========    ==========      ==========
  Income taxes..........................  $  1,464   $  9,014   $  7,214     $   4,848       $   1,029
                                          ========   ========   ========    ==========      ==========

          See accompanying notes to consolidated financial statements.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
                    (FORMERLY BLOOMINGTON, MN., L.T., INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (A) BASIS OF PRESENTATION (SEE NOTE 11)

     The consolidated financial statements include those of Linens 'n Things, Inc. (formerly Bloomington, MN., L.T., Inc.) and Subsidiaries (collectively, the "Company"), a wholly owned, indirect subsidiary of CVS Corporation ("CVS" or the "Parent"), formerly Melville Corporation. All intercompany balances and transactions have been eliminated.

     The Parent allocates certain costs to its subsidiaries, including the Company. A summary of the amounts allocated to the Company for the years ended December 31, are as follows:

                                                                          (IN THOUSANDS)
                                                                   ----------------------------
                                                                    1993       1994       1995
                                                                   ------     ------     ------
Cost of Employee Stock Ownership Plan..........................    $  697     $  719     $1,016
Administrative costs...........................................     2,700      3,336      3,021
                                                                   ------     ------     ------
  Total........................................................    $3,397     $4,055     $4,037
                                                                   ======     ======     ======

     Allocations to the Company by CVS are based on the Company's share of costs paid by the Parent on its behalf for consolidated programs. Such allocations may not be reflective of the costs which would be incurred if the Company operated on a stand-alone basis or which will be incurred in the future. Management believes that the basis for allocations was reasonable. If the Company had operated on a stand alone basis for the years ended December 31, 1993, 1994 and 1995, it would have incurred a net increase in expense of an estimated $755,000 pre-tax, in each such years.

  (B) BUSINESS

     The Company operated 145 and 155 stores selling brand name domestics, accessories and selected home furnishings as of December 31, 1994 and 1995, respectively, all of which were located in the United States.

  (C) ACCOUNTING CHANGES

     Effective October 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121").

     Effective January 1, 1995, the Company changed its policy from capitalizing internally developed software costs to expensing them as incurred. The Company believes that this change results in a better matching of revenues and expenses. The impact on 1995 as a result of this change exclusive of the cumulative effect of $0.3 million (before income tax effect) was to reduce net income by $0.2 million.

     Effective January 1, 1993, the Company adopted SFAS No. 109 "Accounting for Income Taxes," the cumulative effect of which was immaterial to the consolidated financial statements and therefore is not presented separately.

  (D) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
                    (FORMERLY BLOOMINGTON, MN., L.T., INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
  (E) CASH

     The Company's cash management program utilizes zero balance accounts. Accordingly, all book overdraft balances have been reclassified to current liabilities.

  (F) INVENTORIES

     Inventories consist of finished goods merchandise purchased from domestic and foreign vendors and are carried at the lower of cost or market. Inventories are determined on the retail inventory method valued on a first-in, first-out
(FIFO) basis.

  (G) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization of property and equipment is computed on a straight-line basis, generally over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. Capitalized software costs are amortized on a straight-line basis over their estimated useful lives, beginning in the year placed in service. Fully depreciated property and equipment is removed from the cost and related accumulated depreciation accounts.

     Maintenance and repairs are charged directly to expense as incurred. Major renewals or replacements are capitalized after making the necessary adjustment to the asset and accumulated depreciation accounts of the items renewed or replaced.

  (H) IMPAIRMENT OF LONG-LIVED ASSETS

     When changes in circumstance warrant measurement, impairment losses for store fixed assets are calculated by comparing the present value of projected individual store cash flows over the lease term to the asset carrying values.

  (I) DEFERRED CHARGES

     Deferred charges, principally beneficial leasehold costs, are amortized on a straight-line basis, generally over the remaining life of the leasehold acquired.

  (J) GOODWILL

     The excess of acquisition costs over the fair value of net assets acquired is amortized on a straight-line basis not to exceed 40 years. Impairment is assessed based on the profitability of the related business relative to planned levels.

  (K) STORE OPENING AND CLOSING COSTS

     New store opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the total lease obligation, less sublease rental income, is provided for in the year of closing.

  (L) ADVERTISING COSTS

     The Company charges production costs of advertising to expense the first time the advertising takes place. Advertising costs for the years ended December 31, 1993, 1994 and 1995 were $10.7 million, $12.2 million and $16.9 million, respectively.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
                    (FORMERLY BLOOMINGTON, MN., L.T., INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
  (M) INCOME TAXES

     The Parent and its subsidiaries, including the Company, file a consolidated Federal income tax return and, where applicable, group state and local returns. The provision for Federal income taxes recorded by the Company represents the amount calculated on a separate return basis in accordance with a tax sharing agreement with the Parent. State income taxes represent actual amounts paid or payable by the Company.

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (N) INTERIM FINANCIAL STATEMENTS

     The accompanying consolidated balance sheets as of September 30, 1995 and September 28, 1996 and the related consolidated statements of operations and cash flows for the thirty-nine weeks ended September 30, 1995 and September 28, 1996 and consolidated statement of shareholder's equity for the thirty-nine weeks ended September 28, 1996 are unaudited. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation for the period presented.

     The results of operations for the thirty-nine weeks ended September 30, 1995 and September 28, 1996 are not necessarily indicative of results to be achieved for the full fiscal years.

  (O) PRO FORMA NET INCOME (LOSS) PER SHARE

     Pro forma net income (loss) per share is calculated using the weighted average shares and dilutive common equivalent shares outstanding after giving effect to the change in the Company's capital structure as indicated in note 12.

(2) STRATEGIC PROGRAM AND ASSET IMPAIRMENT CHARGES

     On October 24, 1995, CVS announced a comprehensive strategic program. In connection with the initiation of the plan, the Company recorded a pre-tax charge of $11.0 million. Asset write-offs included in the charge totaled $7.1 million, while the balance will require cash outlays, primarily in 1996. In connection with the various components of the plan, six stores will be closed and approximately 45 store employees will be terminated.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
                    (FORMERLY BLOOMINGTON, MN., L.T., INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(2) STRATEGIC PROGRAM AND ASSET IMPAIRMENT CHARGES--(CONTINUED)
     The components of the Company's restructuring and asset impairment charges as of December 31, 1995 and the amounts remaining were as follows (in thousands):

                                                                          RECORDED     REMAINING
                                                                          --------     ---------
Lease obligations and fixed asset and lease acquisition cost
  write-offs for store closings.......................................    $  8,809      $ 3,800
Asset write-offs relating to MIS outsourcing..........................         690           --
Severance and other employee benefit vesting..........................          35           35
                                                                          --------     ---------
                                                                             9,534        3,835
Asset impairment charge in connection with the adoption of SFAS No.
  121.................................................................       1,440           --
                                                                          --------     ---------
                                                                          $ 10,974      $ 3,835
                                                                           =======     ========

     The SFAS No. 121 charge related entirely to assets to be held or used as defined in SFAS No. 121. These assets consisted of store fixtures and leasehold improvements. The charge resulted from the Company grouping assets at a lower level than under its previous accounting policy regarding asset impairment. Factors leading to impairment were a combination of historical losses, anticipated future losses and inadequate cashflows. The net sales and operating losses in 1995 of the stores to be closed were approximately $14.3 million and $1.5 million, respectively.

     Through December 31, 1995, no stores have been closed and no associates have been terminated in connection with the restructuring plan.

(3) ACCOUNTS RECEIVABLE

     Accounts receivable consisted of the following (in thousands):

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1994        1995
                                                                           -------     -------
Credit and charge card receivables.....................................    $ 3,547     $ 5,353
Due from vendors.......................................................      1,098       3,835
Due from landlords.....................................................      7,107       4,069
Other, net of allowance................................................        270         698
                                                                           -------     -------
  Total................................................................    $12,022     $13,955
                                                                           =======     =======

(4) PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets consisted of the following (in thousands):

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1994        1995
                                                                           -------     -------
Deferred income taxes..................................................    $ 4,928     $ 8,323
Other..................................................................        825       2,753
                                                                           -------     -------
Total..................................................................    $ 5,753     $11,076
                                                                           =======     =======

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
                    (FORMERLY BLOOMINGTON, MN., L.T., INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(5) PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following (in thousands):

                                                                              DECEMBER 31
                                                                          --------------------
                                                                           1994         1995
                                                                          -------     --------
Land..................................................................    $   430     $    430
Building..............................................................      4,760        4,760
Store equipment.......................................................     62,779       79,402
Furniture and fixtures................................................      7,074       10,390
Leasehold improvements................................................     28,027       35,034
Computer software.....................................................      4,193        4,404
                                                                          -------     --------
                                                                          107,263      134,420
Less accumulated depreciation and amortization........................     20,542       26,878
                                                                          -------     --------
     Total............................................................    $86,721     $107,542
                                                                          =======     ========

(6) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Accrued expenses and other current liabilities consisted of the following (in thousands):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                           1994         1995
                                                                          -------     --------
Federal income taxes payable..........................................    $ 3,275     $    713
Taxes other than Federal income taxes.................................      8,475        7,810
Rent..................................................................      2,950        6,082
Salaries and compensated absences.....................................      3,042        3,014
Restructuring reserves................................................      2,387        3,835
Other.................................................................     16,788       19,864
                                                                          -------      -------
     Total............................................................    $36,917     $ 41,318
                                                                          =======      =======

(7) LEASES

     The Company has noncancelable operating leases, primarily for retail stores, which expire through 2015. The leases generally contain renewal options for periods ranging from five to fifteen years and require the Company to pay costs such as real estate taxes and common area maintenance. Contingent rentals are paid based on a percentage of sales. Net rental expense for all operating leases for the years ended December 31, 1993, 1994 and 1995 was as follows (in thousands):

                                                        DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                            1993             1994             1995
                                                        ------------     ------------     ------------
Minimum rentals.....................................      $ 20,642         $ 28,065         $ 38,788
Contingent rentals..................................           710              492              201
                                                        ------------     ------------     ------------
                                                            21,352           28,557           38,989
Less sublease rentals...............................            41               45              151
                                                        ------------     ------------     ------------
  Total.............................................      $ 21,311         $ 28,512         $ 38,838
                                                        ==========       ==========       ==========

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
                    (FORMERLY BLOOMINGTON, MN., L.T., INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(7) LEASES--(CONTINUED)
     At December 31, 1995, the future minimum rental payments required under operating leases and the future minimum sublease rentals excluding lease obligations for closed stores were as follows (in thousands):

                                                                        OPERATING
                                      YEAR                               LEASES
            --------------------------------------------------------    --------
            1996....................................................    $ 55,095
            1997....................................................      54,095
            1998....................................................      53,099
            1999....................................................      54,981
            2000....................................................      53,363
            Thereafter..............................................     492,227
                                                                        --------
            Total...................................................    $762,860
                                                                        ========
            Total future minimum sublease rentals...................    $    440
                                                                        ========

(8) INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31 were as follows (in thousands):

                                                                     DECEMBER 31,     DECEMBER 31,
                                                                         1994             1995
                                                                     ------------     ------------
Deferred tax assets:
  Employee benefits..............................................      $  1,222         $ 1,030
  Inventories....................................................         3,941           5,156
  Other..........................................................           161             872
                                                                       --------         -------
     Total deferred tax assets...................................         5,324           7,058
Deferred tax liabilities:
  Property and equipment.........................................         8,312           6,750
                                                                       --------         -------
     Net deferred tax (liabilities) assets.......................      $ (2,988)        $   308
                                                                       ========         =======

     Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize the net deferred tax assets.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
                    (FORMERLY BLOOMINGTON, MN., L.T., INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(8) INCOME TAXES--(CONTINUED)
     The provision for income taxes comprised the following (in thousands):

                                                                          YEAR ENDED
                                                        ----------------------------------------------
                                                        DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                            1993             1994             1995
                                                        ------------     ------------     ------------
Current:
  Federal...........................................      $  3,424         $  6,161         $  2,565
  State.............................................         1,345            1,272              914
                                                          --------         --------         --------
                                                             4,769            7,433            3,479
                                                          --------         --------         --------
Deferred:
  Federal...........................................         3,217            3,580           (2,143)
  State.............................................           633              861             (228)
                                                          --------         --------         --------
                                                             3,850            4,441           (2,371)
                                                          --------         --------         --------
     Total..........................................      $  8,619         $ 11,874         $  1,108
                                                          ========         ========         ========

     The following is a reconciliation between the statutory Federal income tax rate and the effective rate for the years ended December 31, 1993, 1994 and 1995:

                                                        DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                            1993             1994             1995
                                                        ------------     ------------     ------------
Effective tax rate..................................        42.4%            40.8%            103.2%
State income taxes, net of Federal benefit..........        (6.3)            (4.8)            (41.5)
Goodwill............................................        (1.5)            (1.0)            (27.8)
Meals and entertainment.............................        (0.1)            (0.2)             (5.1)
Targeted job tax credit.............................         0.1              0.2               5.5
Other...............................................         0.4               --               0.7
                                                           -----            -----            ------
  Statutory Federal income tax rate.................        35.0%            35.0%             35.0%
                                                           =====            =====            ======

(9) RELATED PARTY TRANSACTIONS

  401(K) PROFIT SHARING PLAN

     The Parent has a qualified 401(k) Profit Sharing Plan available to full-time employees who meet the plan's eligibility requirements. This plan, which is a defined contribution plan, contains a profit sharing component with tax-deferred contributions to each employee based on certain performance criteria, and also permits employees to make contributions up to the maximum limits allowed by Internal Revenue Code Section 401(k). Under the 401(k) component, the Parent matches a portion of the employee's contribution under a predetermined formula based on the level of contribution and years of vesting. The Parent charges to its subsidiaries the portion of the expense related to these contributions based on the proportionate share of qualifying compensation at the Company to the total of all compensation for all plan participants.

     Contributions to the plan by the Company, for both profit sharing and matching of employee contributions, were approximately $0.6 million, $0.4 million and $0.6 million for the years ended December 31, 1993, 1994 and 1995, respectively.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
                    (FORMERLY BLOOMINGTON, MN., L.T., INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(9) RELATED PARTY TRANSACTIONS--(CONTINUED)
  EMPLOYEE STOCK OWNERSHIP PLAN

     The Company's employees participate in the Parent's Employee Stock Ownership Plan ("ESOP"). The ESOP is a defined contribution plan for all employees meeting certain eligibility requirements. During 1989, the ESOP trust (the "Trust") borrowed $357.5 million at an interest rate of 8.6% through a 20-year loan guaranteed by the Parent. The Trust used the proceeds of the loan to purchase a new issue of convertible preference stock from the Parent.

     The Parent charges compensation expense to the Company based upon total payments due to the ESOP. The charge allocated to the Company is based on the Company's proportionate share of qualifying compensation expense and does not reflect the manner in which the Parent funds these costs or the related tax benefits realized by the Parent. As a result of the Company's allocation from the Parent, compensation expense of approximately $.7 million, $.7 million and $1.0 million was recognized for the years ended December 31, 1993, 1994 and 1995, respectively.

  ADMINISTRATIVE COSTS

     The Parent allocates real estate service costs and various other administrative expenses to the Company. Allocations are based on the Company's ratable share of expense incurred by the Parent on behalf of the Company for the combined programs. The total costs allocated to the Company for the years ended December 31, 1993, 1994 and 1995 were approximately $2.7 million, $3.3 million and $3.0 million, respectively.

     In addition, Melville Realty Company, Inc., a subsidiary of the Parent, guarantees the leases of certain stores operated by the Company and charges a fee for that service which amounted to approximately $0.2 million, $0.3 million and $0.3 million for the years ended December 31, 1993, 1994 and 1995, respectively.

  BORROWINGS

     The weighted average interest rate on borrowings from the Parent and other divisions for the years ended December 31, 1993, 1994 and 1995, respectively, was 3.4%, 4.9% and 6.5%. The related interest expense recognized by the Company on such borrowings was $1.4 million, $3.2 million and $7.1 million, respectively.

(10) COMMITMENTS AND CONTINGENCIES

     The Company had outstanding letters of credit amounting to approximately $2.7 million at December 31, 1995 which were used to guarantee certain foreign purchase contracts. The Company is not obligated under any formal or informal compensating balance requirements.

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

(11) SUBSEQUENT EVENTS

     During the thirty-nine weeks ended September 28, 1996, CVS acquired 100 shares of common stock of Linens 'n Things Center, Inc. ("LNT Center"), a newly formed California corporation, for $130,010,000. On June 19, 1996, CVS contributed all outstanding shares of common stock of Bloomington, MN., L.T., Inc. to LNT Center.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
                    (FORMERLY BLOOMINGTON, MN., L.T., INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(11) SUBSEQUENT EVENTS--(CONTINUED)

     On November 15, 1996, CVS contributed all outstanding shares of common stock of LNT Center to a newly formed wholly-owned Delaware corporation, Linens 'n Things, Inc.


     The accompanying consolidated financial statements are presented as if Linens 'n Things, Inc. had existed and owned LNT Center and Bloomington, MN., L.T., Inc. throughout 1993, 1994, and 1995.

(12) CHANGE IN CAPITAL STRUCTURE (UNAUDITED)


     Immediately prior to the consummation of the Offering, the capital structure of the Company will, among other things, (a) change the authorized share capital of the Company from 100 shares of common stock, par value $.01 per share to 60 million shares of common stock, par value $.01 per share (the "Common Stock"), and (b) convert each issued and outstanding share of Common Stock into 192,677.58 shares of Common Stock.

------------------------------------------------------

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                       ------
Prospectus Summary.....................      3
Risk Factors...........................      8
Use of Proceeds........................     12
Dividend Policy........................     12
Capitalization.........................     13
Selected Financial and Operating
  Data.................................     14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations........................     16
Business...............................     25
Management.............................     35
Principal and Selling Shareholder......     46
Relationship with CVS and Related Party
  Transactions.........................     46
Shares Eligible for Future Sale........     50
Description of Capital Stock...........     52
Underwriting...........................     53
Notice to Canadian Residents...........     54
Certain U.S. Federal Tax Considerations
  for Non-U.S. Holders of Common
  Stock................................     55
Legal Matters..........................     57
Experts................................     57
Available Information..................     57
Index to Consolidated Financial
  Statements...........................    F-1

  UNTIL           , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
------------------------------------------------------
                          ------------------------------------------------------
                                      LOGO
                               13,000,000 Shares

                                  Common Stock
                                ($.01 par value)
                              P R O S P E C T U S
                                CS First Boston

                          Donaldson, Lufkin & Jenrette
                             Securities Corporation
                          ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        SEC Registration Fee.............................................  $   94,828
        NASD Filing Fee..................................................      28,000
        Transfer Agent's Fees............................................       2,000
        Printing and Engraving...........................................     110,000
        Legal Fees.......................................................     500,000
        Accounting Fees..................................................     170,000
        Blue Sky Fees....................................................      15,000
        NYSE Filing Fee..................................................     116,100
        Miscellaneous....................................................       4,072
                                                                           ----------
             Total.......................................................  $1,040,000
                                                                            =========

     Each of the amounts set forth above, other than the SEC Registration Fee and the NASD Filing Fee, is an estimate.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Act permits the Registrant to indemnify officers, directors or employees against expenses (including attorney's fees), judgments, fines and amounts paid in settlement in connection with legal proceedings "if [as to any officer, director or employee] he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal act or proceeding, had no reasonable cause to believe his conduct was unlawful," provided that with respect to actions by, or in the right of the corporation against, such individuals, indemnification is not permitted as to any matter as to which such person "shall have been adjudged to be liable to the corporation, unless, and only to the extent that, the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper." Individuals who are successful in the defense of such action are entitled to indemnity for such expenses reasonably incurred in connection therewith.

     The By-Laws of the Registrant require the Registrant to indemnify directors and officers against liabilities which they may incur under the circumstances set forth in the preceding paragraph.

     The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

     The proposed forms of Underwriting Agreement filed as Exhibit 1 to this Registration Statement provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Except for the issuance of common stock to CVS, the Company has not issued any securities in unregistered transactions. The issuance of such securities is exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) thereof.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed as part of this Amendment to the Registration Statement:


    EXHIBIT
    NUMBER                                       DESCRIPTION
    -------     -----------------------------------------------------------------------------
       1        Form of Underwriting Agreement
      *3.1      Certificate of Incorporation of the Registrant
      *3.2      Amended and Restated Certificate of Incorporation
      *3.3      By-Laws of the Registrant
      *4        Specimen Certificate of Common Stock
       5        Opinion of Davis Polk & Wardwell
     *10.1      Form of Transitional Services Agreement between the Registrant and CVS
                Corporation
     *10.2      Form of Stockholder Agreement between the Registrant and CVS Corporation
     *10.3      Form of Tax Disaffiliation Agreement between the Registrant and CVS
                Corporation
    **10.4      Form of Subordinated Note between the Registrant and CVS
      10.5      Credit Facility
     *10.6      Employment Agreement between Norman Axelrod and the Registrant
      10.7      Employment Agreement between James M. Tomaszewski and the Registrant
      10.8      Employment Agreement between Steven B. Silverstein and the Registrant
      10.9      Employment Agreement between Hugh J. Scullin and the Registrant
     *10.10     1996 Incentive Compensation Plan
     *10.11     1996 Non-Employee Director Stock Plan
      15        Letter re: Unaudited Interim Financial Information
     *21        List of Subsidiaries
      23.1      Consent of KPMG Peat Marwick LLP
      23.2      Consent of Davis Polk & Wardwell (included in Exhibit 5)


---------------


  *Previously filed.



 **To be filed by amendment.


     (b) The following financial statement schedules are filed as part of this Registration Statement:

         Not applicable.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification (other than by policies of insurance) is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon rule 430A and contained in a form of prospectus filed by the registrant pursuant to rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Linens 'n Things, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clifton, State of New Jersey, on the 19th day of November, 1996.


                                          LINENS 'N THINGS, INC.

                                                      /s/ NORMAN AXELROD
                                          By:

                                                  Norman Axelrod, President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


              SIGNATURE                               TITLE                       DATE
-------------------------------------  ----------------------------------- -------------------
         /s/  NORMAN AXELROD           Chief Executive Officer,            November 19, 1996
-------------------------------------  President and Director
           Norman Axelrod
                  *                    Senior Vice President,              November 19, 1996
-------------------------------------  Chief Financial Officer
        James M. Tomaszewski
                  *                    Vice President of Finance,          November 19, 1996
-------------------------------------  Controller
          William T. Giles
                  *                    Director                            November 19, 1996
-------------------------------------
         Charles C. Conaway
                  *                    Director                            November 19, 1996
-------------------------------------
        Stanley P. Goldstein
     *By:   /s/  NORMAN AXELROD
-------------------------------------
           Norman Axelrod
          Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION                           SEQUENTIALLY NUMBERED PAGE
-------   ------------------------------------------------------------  --------------------------
   1      Form of Underwriting Agreement..............................
  *3.1    Certificate of Incorporation of the Registrant..............
  *3.2    Amended and Restated Certificate of Incorporation...........
  *3.3    By-Laws of the Registrant...................................
  *4      Specimen Certificate of Common Stock........................
   5      Opinion of Davis Polk & Wardwell............................
 *10.1    Form of Transitional Services Agreement between the
          Registrant and CVS Corporation..............................
 *10.2    Form of Stockholder Agreement between the Registrant and CVS
          Corporation.................................................
 *10.3    Form of Tax Disaffiliation Agreement between the Registrant and CVS Corporation.........................................
**10.4    Form of Subordinated Note between the Registrant and CVS....
  10.5    Credit Facility.............................................
 *10.6    Employment Agreement between Norman Axelrod and the
          Registrant..................................................
  10.7    Employment Agreement between James M. Tomaszewski and the
          Registrant..................................................
  10.8    Employment Agreement between Steven B. Silverstein and the
          Registrant..................................................
  10.9    Employment Agreement between Hugh J. Scullin and the
          Registrant..................................................
 *10.10   1996 Incentive Compensation Plan............................
 *10.11   1996 Non-Employee Director Stock Plan.......................
  15      Letter re: Unaudited Interim Financial Information..........
 *21      List of Subsidiaries........................................
  23.1    Consent of KPMG Peat Marwick LLP............................
  23.2    Consent of Davis Polk & Wardwell (included in Exhibit 5)....


---------------


  *Previously filed.



 **To be filed by amendment.


                                       E-1